

2023

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT



April 6, 2023

203 E. Main Street
Spartanburg, South Carolina 29319

To Our Stockholders:

In 2022, we took several meaningful steps towards the long-term success of our business. Proactive succession planning by our Board of Directors culminated in a very thoughtful leadership transition with the appointment of Kelli Valade as our new Chief Executive Officer. She brings a wealth of industry knowledge and leadership experience which will benefit our business for many years to come.

We successfully completed the acquisition of Keke's Breakfast Café, which transformed our business into a portfolio company with two complementary concepts. We evolved our organizational structure with the appointment of brand presidents at Denny's and Keke's to drive independent and brand-specific strategies, each supported by our shared services functions. Keke's operates in the fast-growing daytime eatery segment, providing an opportunity for incremental business growth through an accelerated pace of restaurant development.

The process of upgrading and improving kitchen equipment throughout Denny's domestic system was substantially completed during 2022. The $25 million investment, including approximately $5.7 million in direct support we provided to our franchise partners, is expected to yield long-term benefits through menu enhancements across all dayparts with new and improved product offerings. The new equipment is also expected to provide increased kitchen efficiency and productivity while also reducing food waste.

With kitchen equipment installations functionally complete, we will begin deploying restaurant technology updates to the Denny's system soon, including a new cloud-based point-of-sale platform. These technology updates are expected to further enhance the overall guest experience while providing a foundation for future innovation.

Our speed to market as the first family dining brand to launch online ordering, payment and delivery options prior to the pandemic has served us well with an evolving guest that appreciates the convenience and strength of our off-premise technology and infrastructure. Further, our two virtual concepts, The Meltdown and The Burger Den, continue to drive consistent, incremental sales.

As we navigate a persistently challenged pandemic recovery, we continue to support our franchisees with multiple tools to assist in their efforts to return to full staffing. In so doing, franchise restaurants will be more capable of returning to pre-pandemic operating hours, and we have seen encouraging signs of progress.

We have built a diverse and inclusive workforce through our commitment to embracing the unique qualities of each employee and valuing differences in thought, culture, and experiences. In support of this commitment, we continually remind our restaurant operators of the Rules We Live By: 1) Everyone is welcome to dine at Denny's, 2) Everyone is treated like our favorite guest and 3) Everyone is shown kindness and respect.

Feeding our guests' bodies, minds and souls is our purpose and the reason we exist, and we are determined to fulfill that purpose while operating as a responsible steward for our planet and our people. That is why Denny's purchasing decisions are guided by a commitment to animal welfare and responsible sourcing. We have made great strides to reduce energy and waste and will continue dedicating resources to make our business more sustainable. Through our partnership with No Kid Hungry, we have raised a cumulative $12.5 million for children facing hunger in the U.S.

Sound strategies and effective leadership teams with a long-term focus have contributed to Denny's 69 years of endurance. Continued oversight of these strategies by our diverse and experienced Board, coupled with officer equity holding requirements, will ensure our focus on near-term success remains aligned with long-term stockholder interest and ultimately the fulfillment of our purpose for many years to come.

Thank you for your continued interest and ongoing support.

With Respect and Gratitude,

Brenda J. Lauderback
Board Chair

Kelli Valade
CEO

DENNY'S CORPORATION NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

When	Where	Record Date
Date and Time May 17, 2023 11:00 AM (Eastern Time)	Online at www.virtualshareholdermeeting.com/DENN2023	Stockholders as of March 21, 2023 are entitled to vote.

VOTING ITEMS

Proposals	Board Vote Recommendation	For Further Details
1. To elect the 8 directors named in this proxy statement	✓ FOR each director nominee	See page 7
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 27, 2023	✓ FOR	See page 17
3. To approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this proxy statement	✓ FOR	See page 19
4. To vote on an advisory resolution regarding the frequency of the stockholder vote on executive compensation of the Company	✓ FOR every year	See page 20
5. To vote on a stockholder proposal that requests the Company to issue a report analyzing the provision of paid sick leave among franchise employees and assessing the feasibility of inducing or incentivizing franchisees to provide some amount of paid sick leave to all employees	✗ AGAINST	See page 48

Stockholders will also transact such other business as may properly come before the annual meeting of the stockholders to be held on May 17, 2023 (the "Annual Meeting"), or any adjournment or postponement thereof.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 17, 2023

The proxy statement and the 2022 Annual Report of Denny's Corporation are available at http://materials.proxyvote.com/24869P.

YOUR VOTE IS IMPORTANT

We are committed to ensuring, to the extent possible, that stockholders will be afforded the ability to participate at the virtual meeting similarly to how they would participate at an in-person meeting. The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your unique 16-digit control number ("Control Number") found on your proxy card or voting instruction form ("VIF"). Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/DENN2023.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the Annual Meeting begins at 11:00 a.m. (Eastern Time) on May 17, 2023.

Whether or not you plan to attend the Annual Meeting, we urge you to cast your vote in advance of the Annual Meeting via one of the methods described below and in the attached Proxy Statement. The Proxy Statement contains important information for you to consider when deciding how to vote on the above items. You do not need to attend the Annual Meeting in order to vote.

By Order of the Board of Directors



Gail Sharps Myers
Executive Vice President, Chief Legal Officer,
Chief People Officer &
Secretary

PROXY STATEMENT TABLE OF CONTENTS

Page

I. GENERAL — **1**
- A. Introduction — 1
- B. Stockholder Voting — 1
  - 1. Voting by Proxy — 1
  - 2. Voting at the Meeting — 1
  - 3. Voting Requirements — 2
- C. Participating in the Annual Meeting — 2
- D. Fiscal 2022 Business Highlights — 2
- E. Capital Events and Announced Strategic Brand Investments — 3
- F. Stockholder Returns — 3
- G. Equity Security Ownership — 4
  - 1. Principal Stockholders — 4
  - 2. Management — 5
  - 3. Equity Compensation Plan Information — 6

II. ELECTION OF DIRECTORS — **7**
- A. Nominees for Election as Directors of Denny's Corporation — 7
- B. Board of Directors — 7
- C. Director Term Limits and Retirement Age and Succession Planning — 8
- D. Business Experience/Director Qualifications — 8
- E. Corporate Governance — 11
  - 1. Audit and Finance Committee — 12
    - a) Summary of Responsibilities — 12
    - b) Audit Committee Financial Experts — 12
    - c) Audit Committee Report — 12
  - 2. Compensation and Incentives Committee — 13
    - a) Summary of Responsibilities — 13
    - b) Process for Determination of Executive and Director Compensation — 13
    - c) Compensation Risk Assessment — 13
    - d) Compensation Committee Interlocks and Insider Participation — 14
    - e) Compensation Committee Report — 14
  - 3. Corporate Governance and Nominating Committee — 14
    - a) Summary of Responsibilities — 14
    - b) Corporate Governance Policy and Practice — 14
    - c) Director Nominations Policy and Process — 14
    - d) Board Diversity — 16
  - 4. Board Leadership Structure and Risk Oversight — 16
  - 5. Board Meeting Information — 16
  - 6. Communications Between Security Holders and Board of Directors — 16
  - 7. Stockholder Engagement — 16
  - 8. Board Member Attendance at Annual Meetings of Stockholders — 16
- F. Director Compensation — 16

III. SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — **17**
- A. 2022 and 2021 Audit Information — 17
- B. Audit Committee's Pre-approval Policies and Procedures — 17

IV. ADVISORY VOTE ON EXECUTIVE COMPENSATION — **19**

V. ADVISORY VOTE ON FREQUENCY OF THE STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION — **20**

VI. EXECUTIVE COMPENSATION — **21**
- A. Compensation Discussion and Analysis — 21
  - 1. Executive Summary — 22
  - 2. Fiscal 2022 Executive Compensation Overview — 24
  - 3. Consideration of Previous Say-On-Pay Vote — 25
  - 4. Executive Compensation Program Structure – Objective and Design — 26
  - 5. Peer Group and Competitive Market Data — 28
  - 6. Base Salary — 29
  - 7. Annual Cash Incentives — 29
  - 8. Long-Term Equity Incentives — 31
  - 9. Benefits and Perquisites — 32
  - 10. Post-Termination Payments — 33
  - 11. Compensation and Corporate Governance Best Practices — 33
- B. 2022 Summary Compensation Table — 35
- C. 2022 Grants of Plan-Based Awards — 37
- D. 2022 Outstanding Equity Awards at Fiscal Year-End — 38
- E. 2022 Stock Vested — 39
- F. 2022 Nonqualified Deferred Compensation — 39
- G. Summary of Termination Payments and Benefits — 40
- H. CEO Pay Ratio — 42
- I. 2022 Pay Versus Performance — 44
- J. 2022 Director Compensation — 47

VII. STOCKHOLDER PROPOSAL — **48**

VIII. RELATED PARTY TRANSACTIONS — **51**

IX. CODE OF ETHICS — **51**

X. DENNY'S ESG COMMITMENT — **52**

XI. OTHER MATTERS — **54**
- A. Expenses of Solicitation — 54
- B. Discretionary Proxy Voting — 54
- C. 2024 Stockholder Proposals — 54
- D. Electronic Access to Future Proxy Materials and Annual Reports — 54
- E. Householding of Annual Meeting Materials — 54

XII. FORM 10-K — **55**

XIII. APPENDIX A — **A-1**



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This proxy statement contains forward-looking statements. All statements contained in this proxy statement other than statements of historical fact, including statements relating to trends in or expectations relating to the expected effects of our initiatives, strategies, and plans, as well as trends in or expectations regarding our financial results and long-term growth model and drivers, and regarding our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "can," "believe," "may," "will," "continue," "anticipate," "intend," "expect," "seek," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends. These statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the Securities and Exchange Commission, including the Risk Factors section of our Annual Report on Form 10-K for the fiscal year ended December 28, 2022. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We assume no obligation to update any of these forward-looking statements after the date of this proxy statement.

PROXY STATEMENT

April 6, 2023

GENERAL

Introduction

The Annual Meeting of Stockholders of Denny's Corporation, a Delaware corporation, will be held virtually on Wednesday, May 17, 2023, at 11:00 a.m., Eastern Time (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Meeting. **This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Denny's Corporation (the "Board") to be used at the upcoming Annual Meeting.** The information provided herein concerns not only Denny's Corporation, but also its wholly-owned subsidiaries including, but not limited to, Denny's, Inc. and Keke's, Inc. Substantially all operations of the Denny's Corporation's wholly-owned subsidiaries are currently conducted through Denny's, Inc. and Keke's, Inc., respectively. Because the Annual Meeting is virtual and being held via live webcast, stockholders will not be able to attend the Annual Meeting in person but may participate by joining the live webcast as further described below.

Stockholder Voting

You may vote at the Annual Meeting either by proxy or personally at the Annual Meeting. Only holders of record of common stock of Denny's Corporation, par value $0.01 per share (the "Common Stock"), as of the close of business on March 21, 2023 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. This Proxy Statement is first being made available to each such stockholder beginning on or about April 6, 2023.

Voting by Proxy

To vote by proxy, you must either properly execute and return (prior to the Annual Meeting) the proxy card or follow the instructions set forth in the enclosed proxy card to vote by phone or on the Internet. Where you have appropriately specified how your proxy is to be voted, it will be voted accordingly. **If no specifications are made, your proxy will be voted (i) in favor of the eight (8) nominees to the Board; (ii) in favor of the selection of KPMG LLP as the independent registered public accounting firm of Denny's Corporation and its subsidiaries (collectively, the "Company") for the fiscal year ending December 27, 2023; (iii) in favor of the non-binding advisory resolution to approve the compensation of the Company's named executive officers, as described herein; (iv) in favor of a frequency of "every year" for future advisory votes regarding executive compensation; and (v) against a stockholder proposal that requests the Company to issue a report analyzing the provision of paid sick leave among franchise employees and assessing the feasibility of inducing or incentivizing franchisees to provide some amount of paid sick leave to all employees.** The Company does not know of any matter that is not referred to herein to be presented for action at the Annual Meeting. If any other matter of business is brought before the Annual Meeting, the proxy holders may vote the proxies at their discretion.

If you execute a proxy, you may revoke it at any time before it is exercised by delivering a written notice to Gail Sharps Myers, Executive Vice President, Chief Legal Officer, Chief People Officer and Secretary of Denny's Corporation prior to the date of the Annual Meeting at Denny's Corporation's corporate offices, 203 East Main Street, Spartanburg, South Carolina 29319, by executing and delivering a later-dated proxy, or by participating in the virtual meeting and voting online. If you vote by telephone or by accessing the Internet voting website (which is separate from the meeting website described further below), you may also revoke your proxy by re-voting using the same procedure no later than 11:59 p.m., Eastern Time, on Tuesday, May 16, 2023.

Voting at the Meeting

Many of our stockholders hold their shares through stockbrokers, banks, or other nominees, rather than directly in their own names. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are a stockholder of record. As a stockholder of record, you have the right to grant your voting proxy directly to the Company and vote your shares by proxy in the manner described above, or you may personally vote your shares at the Annual Meeting. To participate and vote personally at the meeting, visit www.virtualshareholdermeeting.com/DENN2023, using the 16-digit control number on the Notice of Internet Availability of Proxy Materials (the "Notice") or proxy card. Even if you plan to participate in the meeting, we recommend that you vote in advance by proxy, in case you later change your mind and determine not to participate in the meeting.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or other nominee, who is considered to be the stockholder of record. As the beneficial owner, you have the right to tell your nominee how to vote, and you are also invited to attend the Annual Meeting online. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting online unless you obtain a legal proxy from your nominee authorizing you to do so. Your nominee has sent you instructions on how to direct the nominee's vote. You may vote by following those instructions and the instructions in the Notice.

Voting Requirements

At the Annual Meeting, holders of Common Stock will have one vote per share and a quorum, consisting of a majority of the outstanding shares of Common Stock as of the Record Date, represented in person or by proxy, will be required for the transaction of business by stockholders. A quorum being present, directors will be elected and the other actions proposed in the accompanying Notice of Meeting will be decided by a majority of votes cast on the matter. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum has been reached, but will not be counted in determining the number of shares voted "for" or "against" any director-nominee or on any other proposal, and therefore will not affect the outcome of any proposal. As of the close of business on the Record Date, 56,506,332 shares of Common Stock were issued and outstanding and entitled to be voted at the Annual Meeting.

Participating in the Annual Meeting

This year's Annual Meeting will be a completely virtual meeting of stockholders and will be webcast live over the Internet. Please go to www.virtualshareholdermeeting.com/DENN2023 for instructions on how to participate in the Annual Meeting. Any stockholder may participate and listen live to the webcast of the Annual Meeting over the Internet at such site. Stockholders as of the Record Date may vote and submit questions either in advance of or while participating in the Annual Meeting via the Internet by using the 16-digit control number included in the Notice or proxy card that accompanied these proxy materials. The webcast starts at 11:00 a.m., Eastern Time. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Stockholder Meeting log-in page.

Fiscal 2022 Business Highlights

2022 was marked by strong progress and positive change which have us excited about our future. Kelli Valade was appointed as our next Chief Executive Officer after a thoughtful succession planning and transition process. We transformed our business into a portfolio company with the successful acquisition of Keke's Breakfast Café, and we have completed systems integrations with this new complementary concept. Our organizational structure quickly evolved to ensure both Denny's and Keke's are led by teams driving independent brand-specific strategies and initiatives with support from our shared services functions.

We continued to support our franchisees with tools to assist with their progress toward full staffing and extended operating hours. While less than half of Denny's domestic restaurants were open 24/7 at the start of 2022, we have been encouraged by the improvement to approximately 67% open 24/7 recently. Beyond industry staffing challenges, we navigated a persistently choppy environment in 2022, characterized by a spike in COVID variant cases, as well as commodity and labor inflation. Despite these challenges, our leadership team, franchise partners and restaurant operators remained focused on providing a positive guest experience, ultimately delivering the following results:

Denny's Domestic System-Wide Same-Restaurant Sales Growth[1]: **6.3%** vs. 2021	Operating Revenue Growth: **14.6%** year-over-year to $456.4 million	Restaurant Openings: **30** contributing to 1,656 restaurants globally (including Keke's Breakfast Cafe)
Diluted Net Income Per Share: **$1.23**	Adjusted EBITDA[2]: **$77.5 million**	Adjusted Free Cash Flow[2]: **$40.7 million**

---

[1] Same-restaurant sales include sales at company restaurants and non-consolidated franchised and licensed restaurants that were open during the comparable periods noted. Total operating revenue is limited to company restaurant sales and royalties, advertising revenue, fees and occupancy revenue from non-consolidated franchised and licensed restaurants. Accordingly, domestic franchise same-restaurant sales and domestic system-wide same-restaurant sales should be considered as a supplement to, not a substitute for, the Company's results as reported under GAAP.

[2] Please refer to the Reconciliation of Net Income ("Loss") and Net Cash Provided by Operating Activities to Non-GAAP Financial Measures included in Appendix A.

Capital Events and Announced Strategic Brand Investments

Denny's has committed $10 million to assist franchisees toward the $65 million rollout of new kitchen equipment and restaurant technology, in addition to new incentives to accelerate new restaurant development.

Capital Structure	Kitchen Modernization	Restaurant Technology	Restaurant Development
• Successfully refinanced Denny's amended and restated $350 million revolving credit facility in 2021 to a new five-year $400 million credit facility with enhanced flexibility for brand investments and share repurchases • Strong balance sheet with conservative debt leverage at 3.4x Adjusted EBITDA at year end	• Substantially completed rollout of new kitchen equipment with near-term anticipated benefits through kitchen efficiency and productivity while also reducing food waste • Long-term benefits through menu enhancements across all dayparts with new and improved product offerings	• More personalized and seamless guest experience with revamped website and mobile app • Initiating deployment of new cloud-based restaurant technology platform with anticipated enhancements to the overall guest experience while also providing a foundation for future innovation	• Upfront cash incentive to accentuate existing Denny's domestic development commitments • Supporting an acceleration in the long-term development of Keke's Breakfast Cafe restaurants

Stockholder Returns

Denny's returned nearly $130 million to stockholders through share repurchases over the last three years, yielding approximately $153 million in remaining share repurchase authorization at the end of fiscal 2022.

The Company temporarily suspended its share purchase program on February 27, 2020 to offset the impact of COVID-19. The suspension continued through the Company's August 26, 2021 announced successful refinance of its credit facility and relaunch of its share repurchase program.



Share Repurchases ($millions)

Equity Security Ownership

Principal Stockholders

The following table sets forth the beneficial ownership of Common Stock by each stockholder known by the Company as of March 21, 2023, unless otherwise indicated, to own more than 5% of the outstanding shares of Common Stock. As of March 21, 2023, 56,506,332 shares of the Common Stock were issued and outstanding and entitled to be voted at the Annual Meeting.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
Allspring Global Investments Holdings, LLC (and related entities) 525 Market Street 10th Floor San Francisco, CA 94105	7,470,975[1]	13.2%
Wellington Management Group LLP (and related entities) 280 Congress Street Boston, MA 02210	5,450,203[2]	9.6%
BlackRock, Inc. (and related entities) 55 East 52nd Street New York, NY 10055	4,155,349[3]	7.4%
Franklin Mutual Advisers, LLC (and related entities) 101 John F. Kennedy Parkway Short Hills, NJ 07078-2789	3,581,143[4]	6.3%
The Vanguard Group, Inc. (and related entities) 100 Vanguard Blvd., Malvern, PA 19355	3,091,342[5]	5.5%

[1] Based upon the Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") on January 13, 2023, Allspring Global Investments Holdings, LLC, a parent holding company, is the beneficial owner of 7,470,975 shares, has sole voting power with respect to 6,816,404 shares and sole investment power with respect to 7,470,975 shares. Aggregate beneficial ownership reported by Allspring Global Investments Holdings, LLC is on a consolidated basis and includes beneficial ownership of Allspring Global Investments, LLC and Allspring Funds Management, LLC.

[2] Based upon the Schedule 13G/A filed with the SEC on February 6, 2023, Wellington Management Group, LLP, as a parent holding company along with Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP are the beneficial owners of 5,450,203 shares and have shared voting power with respect to 4,476,102 shares and shared investment power with respect to 5,450,203 shares. Wellington Management Company LLP, an investment adviser, is deemed to be the beneficial owner of 4,897,421 shares and has shared voting power with respect to 4,122,403 shares and shared investment power respect to 4,897,421 shares.

[3] Based upon the Schedule 13G/A filed with the SEC on January 31, 2023, BlackRock, Inc., as a parent holding company, is the beneficial owner of 4,155,349 shares and has sole voting power with respect to 4,062,489 shares and sole investment power with respect to 4,155,349 shares. Aggregate beneficial ownership reported by BlackRock, Inc. is on a consolidated basis and includes beneficial ownership of its subsidiaries BlackRock (Netherlands) B.V., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, Aperio Group, LLC, BlackRock Fund Managers Limited and BlackRock Investment Management, LLC.

[4] Based upon the Schedule 13G/A filed with the SEC on January 30, 2023, the shares listed are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub-advisory agreement) delegates to FMA investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FMA as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FMA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and is therefore deemed to be the beneficial owner of the shares listed, which include 3,398,557 shares over which FMA has sole voting power and 3,581,143 shares over which FMA has sole investment power.

[5] Based upon the Schedule 13G filed with the SEC on February 9, 2023, The Vanguard Group, Inc., as an investment advisor and parent holding company, is the beneficial owner of 3,091,342 shares and has shared voting power with respect to 82,263 shares, sole investment power with respect to 2,959,040 shares and shared investment power with respect to 132,302 shares.

Management

The following table sets forth, as of March 21, 2023, the beneficial ownership of Common Stock by: (i) each current member of the Board, (ii) each director nominee of Denny's Corporation to the Board, (iii) each named executive officer included in the 2022 Summary Compensation Table elsewhere in this Proxy Statement, and (iv) all current directors and executive officers of Denny's Corporation as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership [1]	Percentage of Common Stock
Bernadette S. Aulestia	51,890	*
Olu Beck	17,452	*
Gregg R. Dedrick	134,030	*
José M. Gutiérrez	121,073	*
Brenda J. Lauderback	175,260	*
John C. Miller	986,970	1.7%
Donald C. Robinson	157,313	*
Kelli F. Valade	—	*
Laysha Ward	143,538	*
F. Mark Wolfinger	873,889	1.5%
Robert P. Verostek	87,225[2]	*
John W. Dillon	128,270	*
Gail Sharps Myers	24,868	*
Stephen C. Dunn	159,468	*
All current directors and executive officers as a group (16 persons)	3,260,349	5.8%

---

*   Less than 1%.

[1]   The Common Stock listed as beneficially owned by the following individuals includes shares of Common Stock which such individuals have the vested right to acquire (as of March 21, 2023 or within 60 days thereafter) through the conversion of deferred stock units ("DSUs") (on a designated date or upon termination of service as a director of Denny's Corporation) or performance share units deferred pursuant to the Denny's, Inc. Deferred Compensation Plan, as Amended and Restated effective March 1, 2017 (the "Deferred Compensation Plan") (on a designated date or upon termination as an employee of Denny's): (i) Ms. Aulestia (51,890 shares), (ii) Ms. Beck (17,452 shares), (iii) Mr. Dedrick (50,455 shares), (iv) Mr. Dillon (2,114 shares), (v) Mr. Dunn (46,972 shares), (vi) Mr. Gutiérrez (80,109 shares), (vii) Ms. Lauderback (175,260 shares), (viii) Mr. Miller (8,844 shares), (ix) Mr. Robinson (151,006 shares), (x) Mr. Verostek (39,409 shares), (xi) Ms. Ward (103,412 shares), (xii) Mr. Wolfinger (10,177 shares) and (xiii) all current directors and executive officers as a group (767,223 shares).

[2]   Mr. Verostek has shared voting and investment power with respect to 14,000 of the shares shown as beneficially owned by him.

Equity Compensation Plan Information

The following table sets forth information as of December 28, 2022 with respect to compensation plans of the Company under which equity securities of Denny's Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,374,772[1]	$0.00	2,985,996[2]
Equity compensation plans not approved by security holders	—	$0.00	704,166[3]
Total	4,374,772	$0.00	3,690,162

[1]   Includes shares issuable in connection with our outstanding performance share awards and restricted stock units awards.

[2]   Includes shares of Common Stock available for issuance as awards of stock options, restricted stock, restricted stock units, deferred stock units and performance awards under the Denny's Corporation 2021 Omnibus Incentive Plan.

[3]   Includes shares of Common Stock available for issuance as awards of stock options and restricted stock units outside of the Denny's Incentive Plans in accordance with Nasdaq Listing Rule 5635(c)(4).

PROPOSAL 1 Election of Directors

✅ Our Board of Directors recommends that you vote **FOR** all nominees

ELECTION OF DIRECTORS

Nominees for Election as Directors of Denny's Corporation

As permitted under the By-laws of Denny's Corporation (the "By-laws"), the Board has set eight as the number of directors, as of May 17, 2023, to constitute the Board, which is a reduction of two directors from the current Board. Accordingly, it is intended that proxies in the accompanying form will be voted at the Annual Meeting for the election of eight nominees to the Board. These nominees are: Bernadette S. Aulestia, Olu Beck, Gregg R. Dedrick, José M. Gutiérrez, Brenda J. Lauderback, John C. Miller, Kelli F. Valade, and Laysha Ward, each of whom has consented to serve and be named in this Proxy Statement and will serve as a director, if elected, until the 2024 Annual Meeting of Stockholders or until his or her successor shall be elected and shall qualify, except as otherwise provided in Denny's Corporation's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), and the By-laws. Each nominee currently serves as a director. Donald C. Robinson and F. Mark Wolfinger, current directors, will not stand for re-election.

If for any reason any nominee named above is not a candidate when the election occurs, it is intended that proxies in the accompanying form will be voted for the election of the other nominees named above and may be voted for any substitute nominee or, in lieu thereof, the Board may reduce the number of directors in accordance with the Restated Certificate of Incorporation and the By-laws.

Board of Directors

The Board of Directors of Denny's Corporation is currently composed of ten talented directors with diverse skill sets and professional backgrounds, as reflected in their biographies below.



Board Diversity

50% Gender Diversity 5 out of 10 of our directors are women

50% Ethnic Diversity 5 out of 10 of our directors are racially/ethnically diverse

Our Chairman of the Board is an ethnically diverse woman.

Board Independence

1 Inside Director

2 Affiliated Outside Directors[1]

7 Independent Outside Directors

Board Tenure

2 1-5 years

4 13-18 years

1 <1 year

3 6-12 years

10.1 Years Average Director Tenure

	Female	Male
Total Number of Directors	10	
Part I: Gender Identity		
Directors	5	5
Part II: Demographic Background		
African American or Black	3	0
Hispanic or Latinx	1	1
White	1	4
Two or More Races or Ethnicities	0	0

[1] Messrs. Miller and Wolfinger, as former employees of the Company within the past three years, do not qualify as independent directors, and instead are deemed as Affiliated Outside Directors during their continued service on the Board during 2022.

Director Term Limits, Retirement Age and Succession Planning

Term Limits. We do not believe that arbitrary limits on the number of consecutive terms a director may serve are appropriate in light of the substantial benefits that result from a continued focus on the Company's business, strategy and industry over a significant period of time. We do value fresh perspectives and ideas which enhance and benefit our brand's competitive performance, and therefore we seek to have a mix of director short-term, mid-term and long-term tenures on our Board, as demonstrated in the pie chart above which reflects the Board's current composition. Within these parameters, each individual's performance and continued contribution is assessed by the Corporate Governance and Nominating Committee in connection with the annual re-nomination determination.

Retirement Age. Under the Company's Corporate Governance Policy, the standard retirement age for the Company's directors is 75. It is the general policy of the Corporate Governance and Nominating Committee not to nominate candidates for re-election at any annual stockholder meeting to be held after he or she has attained the applicable retirement age. The Board, however, may waive the mandatory retirement age for a specific director in its sole discretion.

Succession Planning. Our Board maintains a critical focus on the Company's succession plans. The Governance Committee has been charged with monitoring and overseeing the process of planning for CEO, senior management, and Board member succession. Under our succession planning process, the Governance Committee identifies and periodically updates the qualities and characteristics it believes are necessary for an effective CEO and senior officers. With these principles in mind, the committee periodically reviews the development and progression of potential internal candidates against these standards. Additionally, under the Company's CEO emergency succession plans, critical advance planning for contingencies, such as the departure, death, or disability of the CEO or other top executives is set forth so that, in the event of an untimely vacancy, the Company has in place an emergency succession plan to facilitate the transition to both interim and long-term leadership. Equally important is planning for director succession. The Governance Committee periodically reviews the skills, characteristics, attributes and experiences of Board members to assure that the Board possesses the appropriate level of skill, experience and ability necessary to lead and govern the Company effectively.

Business Experience/Director Qualifications

The name, age, present principal occupation or employment, directorships and the material occupations, positions, offices or employments for at least the past five years, of each current director (with the exception of Mr. Robinson and Mr. Wolfinger who are not standing for re-election) and each director nominee of Denny's Corporation are set forth below. Unless otherwise indicated, each such person has held the occupation listed opposite his or her name for at least the past five years.



Bernadette S. Aulestia
Director Since 2018
Age 50

Occupation: Former Chief Revenue & Growth Officer of Callisto Media, a technology and media company (2022). Prior to Callisto Media, Ms. Aulestia was President, Global Distribution, Home Box Office, Inc., the premium television programming subsidiary of WarnerMedia (2015-2019); Executive Vice President, Domestic Network & Digital Distribution, HBO, Inc. (2013-2015); Senior Vice President, Domestic Network & Digital Distribution, HBO, Inc. (2009-2013); Prior to HBO, Ms. Aulestia held positions at Univision Communications, Inc., Turner Broadcasting Systems, Inc., and Kidder Peabody, Inc.

Qualifications: Ms. Aulestia is a global operating executive, independent board director, investor and advisor to public and private companies; specializing in scaled commercialization, international business development, content distribution, and cultural transformation.

Other Public Company Boards: Current - Nexstar Media Group, Inc.



Olu Beck
Director Since 2021
Age 56

Occupation: Founder and Chief Executive Officer of The Beck Group NJ, a boutique strategic and management consulting firm (January 2013 - Current); Chief Executive Officer, Wholesome Sweeteners, Inc., a supplier of natural and organic sweeteners and snacks (2016-2018); Head of Global and US Marketing (Shopper) & Health and Wellness for Johnson and Johnson, a developer and manufacturer of consumer and healthcare products (2010 - 2012); Prior to Johnson and Johnson, Ms. Beck served in various executive leadership roles in finance and sales at Mars Incorporated, a manufacturer of confectionery, pet food, and food products, from 1989-2009, including serving as Chief Financial Officer of Ben's Original (formerly Uncle Ben's) Rice.

Qualifications: Ms. Beck provides our Board with experience in corporate leadership both in the US and globally, extensive general management experience in the consumer – packaged goods industry as well as sales, marketing, accounting and financial expertise. Ms. Beck has more than 25 years of experience in portfolio business management and general management, including direct experience in transformational and strategic growth - both organic and through mergers and acquisition. She brings a diversified experience base in finance, sales and marketing with global expertise from senior leadership roles managing teams in Europe, the Americas and Asia Pacific. Ms. Beck was featured in Savoy as 2021 Most Influential Black Corporate Directors. Ms. Beck has experience on private and public boards with insights into leading practices in executive compensation, corporate governance and audit.

Other Public Company Boards: Current - Freshpet, Inc., Hostess Brands, Inc. and Saputo, Inc.



Gregg R. Dedrick
Director Since 2010
Age 64

Occupation: Co-founder of David Novak Leadership (formerly OGoLead), an online leadership development company (February 2018-present); Co-founder of Whole Strategies, an organizational consulting firm (2009-2013); Former Executive Vice President of Yum Brands, Inc., an operator and franchisor of fast food restaurants (2008-2009); President and Chief Concept Officer of KFC, a chicken restaurant chain (2003-2008).

Qualifications: Mr. Dedrick provides our Board with nearly 30 years of senior leadership experience in restaurant company general management, operations and organizational resource planning for corporate staff functions in franchised-based consumer and restaurant systems. Mr. Dedrick is a National Association of Corporate Directors ("NACD") Board Leadership Fellow.



José M. Gutiérrez
Director Since 2013
Age 61

Occupation: Retired; Senior Executive Vice President, Executive Operations, AT&T Services, Inc. (2014-2016); President of AT&T Wholesale Solutions (2012-2014), a unit of AT&T, Inc. focused on wholesale sales of communication products and services; President and Chief Executive Officer of AT&T Advertising Solutions (2010-2012), a subsidiary of AT&T, Inc., devoted to publishing and sales of Yellow and White Pages directory advertising.

Qualifications: Mr. Gutiérrez, a telecom executive with nearly 25 years of experience leading a range of AT&T business units during his tenure with the company, provides our Board with senior leadership experience in providing consumer-facing telecommunications solutions, including direct experience in investor relations, and mergers and acquisitions. Before joining AT&T, Mr. Gutiérrez worked as a licensed CPA and strategy consultant with KPMG. Mr. Gutiérrez is an NACD Board Leadership Fellow.

Other Public Company Boards: Current - Adient plc, Gartner, Inc.; Prior - Dr. Pepper Snapple Group, Inc.



Brenda J. Lauderback
Director Since 2005
Age 72

Occupation: Former President of the Wholesale and Retail Group for Nine West Group, Inc., a designer and marketer of women's footwear and accessories (1995-1998); Previous roles include President of Wholesale and Manufacturing for US Shoe Corporation and more than 18 years in senior merchandising roles at the Department Store Division of Target Corporation.

Qualifications: Ms. Lauderback provides our Board extensive leadership in merchandising, marketing, product development and design and manufacturing at prominent national wholesale and retail companies. Her breadth of experience as a Director on several other publicly traded company boards also provides our Board with significant insight into leading practices in executive compensation and corporate governance. Ms. Lauderback is a National Association of Corporate Directors (NACD) Board Leadership Fellow, having completed NACD's comprehensive program of study for Directors and corporate governance professionals. She supplements her skill sets through ongoing engagement with the Director community, and access to leading practices. Ms. Lauderback was selected as one of the top 100 Directors by NACD in 2017. Ms. Lauderback received an Honorary Doctorate Degree from Robert Morris University in 2021 for contributions made in business. She also received the President's Lifetime Achievement Award from the White House in 2022.

Other Public Company Boards: Current - Wolverine World Wide, Inc., Sleep Number Corporation; Prior - Big Lots, Inc., Louisiana-Pacific Corporation, Irwin Financial Corporation and Jostens, Inc.



John C. Miller
Director Since 2011
Age 67

Occupation: Retired; Chief Executive Officer of Denny's Corporation (February 2020-August 2022); Chief Executive Officer and President of Denny's Corporation (2011-February 2020); Chief Executive Officer and President of Taco Bueno Restaurants, Inc., an operator and franchisor of quick-service Mexican eateries (2005-2011); President of Romano's Macaroni Grill (1997-2004).

Qualifications: Mr. Miller provides our Board with strategic leadership experience. He is an accomplished restaurant industry veteran with over 40 years of restaurant operations and management experience. Prior to serving as the Chief Executive Officer of Denny's Corporation, Mr. Miller served as President of Taco Bueno and spent 17 years with Brinker International where he served as President of Romano's Macaroni Grill and President of Brinker's Mexican Concepts.



Kelli F. Valade
Director Since 2022
Age 53

Occupation: Chief Executive Officer of Denny's Corporation (September 2022-present); Chief Executive Officer and President of Denny's Corporation (June 2022-September 2022); Chief Executive Officer of Red Lobster (2021- 2022); Chief Executive Officer and President of Black Box Intelligence (the leading data and insights provider of workforce, guest, consumer and financial performance benchmarks for the hospitality industry) (2019-2021); Chili's Brand President (2016-2018).

Qualifications: As CEO, Ms. Valade provides our Board with experience and perspective for leading the strategic direction of the Company. She is a purpose driven leader with more than 30 years in the restaurant industry. Prior to joining Denny's, Ms. Valade served as Chief Executive Officer of Red Lobster and Chief Executive Officer of Black Box Intelligence. Ms Valade also spent over 22 years at Brinker International where she held various management positions including Brand President, Chief Operating Officer and Senior Vice President of Human Resources. Ms. Valade is currently on the Board of Trustees for the National Restaurant Association Education Foundation (NRAEF) and is a member of the Seasoned Board of Directors, which is a start-up recruiting platform serving the restaurant industry. She has also served on the Board of the Women's Foodservice Forum Executive Committee.



Laysha Ward
Director Since 2010
Age 55

Occupation: Executive Vice President and Chief External Engagement Officer, Target Corporation (2017-present); Executive Vice President & Chief Corporate Social Responsibility Officer, Target Corporation (2014-2017); President, Community Relations, Target Corporation (2008-2014); Vice President, Community Relations, Target Corporation (2003-2007).

Qualifications: Ms. Ward provides our Board with over 30 years of retail industry leadership experience at Target Corporation in external stakeholder engagement, corporate responsibility, communications, diversity and inclusion, reputation and crisis management, demographic/segmentation customer relations, and strategic planning. In 2008, President George W. Bush nominated and the U.S. Senate confirmed Ms. Ward to serve on the board of directors of the Corporation for National and Community Service (CNCS), the nation's largest grant maker for volunteerism and service. Her term continued through the Obama Administration. Ms. Ward is an NACD Board Leadership Fellow.

Other Public Company Boards: Current - United Airlines Holdings, Inc.

Corporate Governance

Board Structure and Responsibilities

Board Of Directors		
Audit and Finance Committee	**Compensation and Incentives Committee**	**Corporate Governance and Nominating Committee**
Oversees the accounting and financial reporting processes and the internal and external audit processes and reviews the financial information that will be provided to stockholders, the qualification, independence and performance of the Company's independent registered public accounting firm and its internal auditors, the systems of internal control, risk management practices, including, but not limited to the Company's fraud risk assessment practices, cybersecurity and other information technology risks, compliance with the Company's standards of business conduct and code of ethics, and the Company's finance activities, including but not limited to the Company's financial structure and strategy, hedging transactions, share repurchase policies and financing arrangements.	Oversees compensation practices and determines compensation and other benefits for officers, as well as reviewing and making recommendations to the Board regarding director compensation, overseeing the Company's stock ownership guidelines and overseeing the Company's various benefit plans. Also oversees the development and implementation of human capital development plans and succession planning practices to foster sufficient management depth at the Company to support its continued growth and the talent needed to execute long term strategies.	Oversees corporate governance, advises and makes recommendations to the Board regarding candidates for election as directors of the Company, oversees and monitors the review of potential conflicts of interests of the directors and safeguards the independence of the Board, oversees Environmental, Social & Governance ("ESG") policies and practices, and addresses any related matters. Also reviews and monitors compliance of the Company's policies regarding insider trading and related party transactions.

Board Leadership

Our Board is responsible for overseeing the exercise of corporate power and ensuring that the Company's business and affairs are managed to meet the Company's stated goals and objectives and that the long-term interests of the stockholders and stakeholders are served. The Corporate Governance for the Board of Directors ("Governance Policy") provide for the Corporate Governance and Nominating Committee to recommend to the Board on an annual basis a director for election by the Board as the chair of the Board.

The duties of the chair of the Board include the following:

- Preside over and manage the meetings of the Board;

- Support a strong Board culture by fostering an environment of open dialogue, effective information flow and constructive feedback among the members of the Board and senior management, facilitating communication among the chair, the Board as a whole, Board committees, and senior management, and encouraging director participation in discussions;

- Approve the scheduling of meetings of the Board, lead the preparation of the agenda for each meeting, and approve the agenda and materials for each meeting;

- Serve as liaison between management and independent directors;

- Represent the Board at annual meetings of stockholders and be available, when appropriate, for consultations with stockholders;

- Act as an advisor to the CEO and President on strategic aspects of the business; and

- Such other duties as prescribed by the Board.

Independent Chair of the Board

Ms. Lauderback has served on the Board since May 2005 and has served as the Board Chair since May 2016. Her term will expire at the 2023 Annual Meeting of stockholders. Ms. Lauderback is an independent, non-employee Board member. Our Board believes that its leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our Board and supports the independence of our non-management directors.

The Board has determined that, except as noted immediately below, each current member of the Board is independent under the Nasdaq listing standards and the rules and regulations promulgated by the SEC. Ms. Valade, as executive officer of the Company, and Mr. Miller, as a former employee of the Company within the past three years, are not deemed to be independent.

Board Committees

There are three standing committees of the Board: the Audit and Finance Committee, the Compensation and Incentives Committee, and the Corporate Governance and Nominating Committee. Each committee consists solely of independent directors as defined by Nasdaq listing standards applicable to each committee. The Audit and Finance Committee currently consists of Mss. Beck and Lauderback and Messrs. Dedrick, Gutiérrez and Robinson, with Mr. Gutiérrez serving as chair. The Compensation and Incentives Committee is currently comprised of Mss. Lauderback and Ward and Messrs. Dedrick and Gutiérrez, with Mr. Dedrick serving as chair. Mss. Aulestia, Lauderback and Ward and Mr. Robinson currently make up the Corporate Governance and Nominating Committee, with Ms. Aulestia serving as chair. In conjunction with the election of directors at the Annual Meeting, the Board will make committee assignments for the upcoming year. For a description of our code of ethics, see the "Code of Ethics" section elsewhere in this Proxy Statement.

Audit and Finance Committee

Summary of Responsibilities. The Audit and Finance Committee (the "Audit Committee"), which held nine meetings in 2022, has been established by the Board to assist the Board in fulfilling its responsibilities toward stockholders, potential stockholders and the investment community to oversee the Company's accounting and financial reporting processes and audits of the Company's consolidated financial statements. The Audit Committee's primary responsibilities include overseeing (i) the adequacy of the Company's internal controls and the integrity of the Company's accounting and financial information reported to the public, (ii) the qualification, independence and performance of the Company's independent registered public accounting firm and its internal auditors, (iii) the appropriateness of the Company's accounting policies, (iv) the Company's compliance with legal and regulatory requirements, (v) the Company's risk assessment and management practices including, but not limited to, the Company's fraud risk assessment practices, cybersecurity and other information technology risks, and (vi) the Company's finance activities, including but not limited to the Company's financial structure and strategy, hedging transactions, share repurchase policies and financing arrangements, while providing and maintaining an avenue of communication among the Audit Committee, the independent registered public accounting firm, internal auditors, the Company's compliance officer, management and the Board. The Audit Committee has a written charter, which it reviews and assesses the adequacy of at least annually and amends and updates as needed. For a complete description of the Audit Committee's powers, duties and responsibilities, see the charter of the Audit Committee available to stockholders on the Company's website at www.dennys.com.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each member of the Audit Committee meets the definition of independence for audit committee members set forth under Nasdaq listing standards and the rules and regulations promulgated by the SEC.

Audit Committee Financial Experts. The Board has determined that three current members of the Audit Committee, José M. Gutiérrez, Olu Beck and Donald C. Robinson, are Audit Committee Financial Experts, as that term is defined by the SEC, based upon their respective business experience and educational backgrounds. Mr. Gutiérrez has more than 20 years of accounting, business and financial experience in investor relations, audit, mergers and acquisitions which required the analysis of financial statements that present a breadth and level of complexity of the same or greater complexity as that of the Company. Ms. Beck provides our Board with more than 25 years of direct experience in transformational and strategic growth and brings diversified expertise in finance from senior leadership roles in Europe, the Americas and Asia Pacific. Mr. Robinson during his 40-plus years of operational leadership experience has had responsibility for the preparation and oversight of financial statements (of the same or greater complexity as the Company's) particularly in connection with his role with Disney operations in Hong Kong.

Audit Committee Report. The Audit Committee fulfilled its responsibilities under and remained in compliance with its charter during the fiscal year ended December 28, 2022.

• The Audit Committee has reviewed and discussed the audited consolidated financial statements with management of the Company and with KPMG LLP ("KPMG"), the Company's independent registered public accounting firm.

• The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB"), including Auditing Standard No. 1301, *Communications with Audit Committees*, and the SEC.

• The Audit Committee has received the written disclosures and the letter from KPMG, required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence from the Company.

- The Audit Committee reviewed and discussed with management progress on the Company's enterprise risk management processes including the evaluation of identified risks and alignment of Company processes to manage the risks within the Company's approved strategies.

- Based on the review and discussions described above, the Audit Committee has recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2022 for filing with the SEC.

Audit and Finance Committee

José M. Gutiérrez, Chair
Olu Beck
Gregg R. Dedrick
Brenda J. Lauderback
Donald C. Robinson

Compensation and Incentives Committee

Summary of Responsibilities. The Compensation and Incentives Committee (the "Compensation Committee"), which held five meetings in 2022, is responsible for (i) overseeing the Company's overall compensation program and philosophy, (ii) reviewing and approving the compensation of the Chief Executive Officer and senior management of the Company, (iii) administering the Company's short- and long-term incentive plans and other stock or stock-based plans, (iv) overseeing the Company's executive compensation disclosure and issuing the Compensation Committee's report as required by the applicable rules and regulations governing the Company's annual proxy statement, (v) reviewing and making recommendations to the Board regarding director compensation, (vi) overseeing the Company's stock ownership guidelines, and (vii) overseeing the Company's various benefit plans. The Compensation Committee has a written charter, which it reviews and assesses the adequacy of at least annually and amends and updates as needed. For a complete description of the Compensation Committee's power, duties and responsibilities, see the charter of the Compensation Committee which may be found on the Company's website at www.dennys.com.

Process for Determination of Executive and Director Compensation. Executive compensation is determined by the Compensation Committee pursuant to the authority granted to it by the Board. Director compensation is determined by the Board upon recommendation by the Compensation Committee. The Compensation Committee has engaged an independent consultant (FW Cook) and considered data and analysis regarding competitive pay practices among the Company's peer group and the restaurant industry as a guide in determining the appropriate level of director and executive officer compensation. The Compensation Committee has assessed the independence of FW Cook in their capacity as the compensation consultant to the Compensation Committee pursuant to SEC and Nasdaq rules and concluded that no conflict of interest exists that would prevent FW Cook from serving as an independent consultant to the Compensation Committee.

The Compensation Committee considered the recommendation of the Company's Chief Executive Officer (the "CEO") with respect to compensation levels of executive officers other than the CEO. When making compensation decisions, the Compensation Committee annually analyzes tally sheets prepared for each of the named executive officers ("NEOs"). These tally sheets were prepared by our human resources department and our compensation consultant. Each of these tally sheets presents the dollar amount of each component of the NEOs' compensation, including current cash compensation (base salary and bonus), accumulated deferred compensation balances, outstanding equity awards, retirement benefits, perquisites and any other compensation. These tally sheets reflect the annual compensation for the NEOs (both target and actual), as well as the potential payments under selected performance, termination, and change-in-control scenarios.

The overall purpose of these tally sheets is to bring together, in one place, all of the elements of actual and potential future compensation of our NEOs, as well as information about wealth accumulation, so that the Compensation Committee may analyze both the individual elements of compensation (including the compensation mix) as well as the aggregate total amount of actual and projected compensation. For additional information regarding the process and procedures for determining executive and director compensation, see the "Executive Compensation – Compensation Discussion and Analysis" section elsewhere in this Proxy Statement.

Compensation Risk Assessment. For 2022, a group of senior management from various departments of the Company completed a process by which an assessment was made of the level and materiality of identified risks associated with the Company's compensation practices and policies for its employees. This assessment was under the direction of the Compensation Committee and the findings were reviewed and discussed with the committee. Specifically, the Company's incentive plans and compensation practices were evaluated in order to identify incentive factors utilized and the potential risks, applicable controls, and the risk mitigation practices in place with respect to such factors. Based on this assessment, the Compensation Committee determined that the risks arising from the Company's compensation practices and policies are not reasonably likely to have a material adverse impact on the Company.

Compensation Committee Interlocks and Insider Participation. The following persons served as members of the Compensation Committee during the fiscal year ended December 28, 2022: Gregg R. Dedrick, José M. Gutiérrez, Brenda J. Lauderback and Laysha Ward. No member of the Compensation Committee was an employee or officer of the Company during 2022 or anytime prior thereto. During 2022, none of the members of the Compensation Committee had any relationship, directly or indirectly, with the Company requiring disclosure under Item 404 of Regulation S-K, and none of our executive officers served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officers served on our Board or Compensation Committee.

Compensation Committee Report. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this Proxy Statement and based on this review and discussion, the Compensation Committee has recommended to the Board that the "Executive Compensation – Compensation Discussion and Analysis" section be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 28, 2022.

Compensation and Incentives Committee

Gregg R. Dedrick, Chair
José M. Gutiérrez
Brenda J. Lauderback
Laysha Ward

Corporate Governance and Nominating Committee

Summary of Responsibilities. The primary responsibilities of the Corporate Governance and Nominating Committee (the "Governance Committee"), which held four meetings in 2022, include (i) developing and recommending to the Board a set of corporate governance standards in the form of the Corporate Governance Policy for the Company, (ii) maintaining and monitoring compliance with the Corporate Governance Policy, (iii) monitoring the process of assessing the effectiveness of the Board and its committees, (iv) overseeing the Company's insider trading policy, and (v) identifying individuals qualified to become Board members and recommending director nominees to the Board for election at the annual meeting of stockholders or when necessary to fill existing vacancies on the Board. Additionally, the Governance Committee is responsible for monitoring and safeguarding the independence of the Board, monitoring and overseeing senior management succession, overseeing director education, reviewing all related party transactions while monitoring compliance with the Company's Related Party Transaction Policy and Procedures, monitoring and overseeing the Corporate Social Responsibility ("CSR") program of the Company which includes receiving periodic reports regarding the Company's CSR efforts and initiatives, monitoring and receiving periodic reports regarding the Company's minority hiring and diversity promotional initiatives, monitoring and reviewing the overall adequacy of, and providing oversight with respect to the Company's ESG efforts and initiatives. All members of the Governance Committee are independent within the meaning of the Nasdaq listing standards and the rules and regulations promulgated by the SEC. The Governance Committee has a written charter, which it reviews and assesses the adequacy of at least annually and amends and updates as needed. For a description of the Governance Committee's powers, duties and responsibilities, see the charter of the Governance Committee which may be found on the Company's website at www.dennys.com.

Corporate Governance Policy and Practice. The Board and management clearly recognize the importance of a firm commitment to key corporate governance standards. Consequently, it is the goal of the Board and management to develop and adhere to a set of standards that not only complies to the letter with all applicable regulatory guidance, but implements "best practices" of corporate governance.

The Company's Corporate Governance Policy is posted on the Company's website at www.dennys.com.

Director Nominations Policy and Process. The Governance Committee will consider director-nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons to the Board for consideration as a nominee for election to the Board must send a written notice to the Governance Committee by mail addressed to the attention of the Secretary of Denny's Corporation at the corporate address set forth above. The written notice must set forth (i) the name of each person whom the stockholder recommends be considered as a nominee, (ii) a business address and telephone number for each nominee (e-mail address is optional), and (iii) biographical information regarding each nominee, including the person's employment and other relevant experience. To be considered by the Governance Committee, a stockholder director-nominee recommendation must be received no later than the 120th calendar day before the first anniversary date of Denny's Corporation's proxy statement prepared in connection with the previous year's annual meeting. The Governance Committee did not receive any stockholder director-nominee recommendations by December 8, 2022, the applicable deadline for the Annual Meeting.

In addition, in accordance with the By-laws, stockholders may directly nominate persons for election to the Board at an annual meeting. Such nominations must be sent by written notice to the Secretary of Denny's Corporation at the corporate address set forth above and must comply with the applicable timeliness and information requirements of the By-laws. Please see the "Other Matters – 2024 Stockholder Proposals" section elsewhere in this Proxy Statement for more information.

The Governance Committee believes that a nominee recommended for a position on the Board must meet the following minimum qualifications:

— he or she must be at least 21 years of age;

— he or she must have experience in a position with a high degree of responsibility in a business or other organization;

— he or she must be able to read and understand basic financial statements;

— he or she must possess integrity and have high moral character;

— he or she must be willing to apply sound, independent business judgment;

— he or she must have sufficient time to devote to being a member of the Board; and

— he or she must be fluent in the English language.

Annually, the Governance Committee will identify the areas of expertise or skill needed on the Board for the upcoming Board term. The Governance Committee will identify potential nominees for director from (i) the slate of current directors, (ii) referrals from professional search firms, typically in those instances when the committee identifies a needed skill or expertise not possessed by the current slate of directors, and (iii) recommendations from stockholders.

The Governance Committee will evaluate a potential nominee by considering whether the potential nominee meets the minimum qualifications identified by the committee, as well as considering the following factors:

— whether the potential nominee has leadership, strategic, or policy setting experience in a complex organization, including any scientific, governmental, educational, or other non-profit organization;

— whether the potential nominee has experience and expertise that is relevant to the Company's business including any specialized business experience, technical expertise, or other specialized skills, and whether the potential nominee has knowledge regarding issues affecting the Company;

— whether the potential nominee is highly accomplished in his or her respective field;

— whether the potential nominee has high ethical character and a reputation for honesty, integrity, and sound business judgment;

— whether the potential nominee is independent, as defined by Nasdaq or other applicable listing standards and SEC rules, whether he or she is free of any conflict of interest or the appearance of any conflict of interest, and whether he or she is willing and able to represent the interests of all Denny's stockholders;

— any factor affecting the ability or willingness of the potential nominee to devote sufficient time to the Board's activities and to enhance his or her understanding of the Company's business; and

— how the potential nominee would contribute to diversity, with a view toward the needs of the Board.

The manner in which the Governance Committee evaluates a potential nominee will not differ based on whether the potential nominee is recommended by a stockholder.

Additionally, with respect to an incumbent director whom the Governance Committee is considering as a potential nominee for re-election, the Governance Committee will review and consider the incumbent director's service during his or her term, including the number of meetings attended, level of participation, and overall contribution to the Company.

The Company paid fees to a professional search firm to help identify and evaluate potential nominees for director for 2023.

Corporate Governance and Nominating Committee

Bernadette S. Aulestia, Chair
Brenda J. Lauderback
Donald C. Robinson
Laysha Ward

Board Diversity. The Governance Committee and the Board are committed to a diversified membership, with a particular emphasis on individuals who satisfy the factors outlined above and individuals with a wide variety of management, operating, and restaurant experience and skills, in addition to other attributes such as race, gender and national origin, as demonstrated in the circle charts below. The Governance Committee continually looks for opportunities to develop its diversity initiatives further.

Board Leadership Structure and Risk Oversight

The Company separates the positions of CEO and Board Chair and has appointed an independent Board Chair. The Company believes having a separate CEO and Board Chair is an important part of its overall commitment to the highest standards of corporate governance and believes that it allows the Board to effectively develop and oversee its business strategy and monitor risk. The separate positions also allow the Board to freely perform its management oversight function. Additionally, each member of the Board, with the exceptions of Ms. Valade and Mr. Miller, is independent under the applicable standards. It is the Board's policy to appoint a Lead Director during any time when the Board Chair position is not held by an independent director. The responsibilities of the Lead Director, when applicable, would include (i) regularly meeting (by phone or in person) with the CEO to discuss the financial and operational status of the Company, (ii) staying abreast of Company issues in greater depth than required of other Board members in order to assist, if necessary, during the period of transition of Company leadership, and (iii) leading periodic executive sessions of the independent Board members. Our Board has determined that its current structure, with separate CEO and Board Chair roles and an independent Lead Director, if necessary, is in the best interests of the Company and its stockholders at this time.

The Board has the ultimate responsibility for risk management. However, the Board has delegated the responsibility of risk assessment and risk management to the Audit Committee. Periodically, with the assistance of management, the Audit Committee undertakes an extensive Company-wide risk assessment. This extensive risk assessment identifies the main strategic, operational, compliance and financial risks the Company is facing based on its strategic objectives. The assessment also identifies the steps that management is or should be taking to address and mitigate exposure to such risks, and the Audit Committee will periodically receive reports from management regarding the steps that management is taking to address and mitigate such risks.

Board Meeting Information

During 2022, there were six meetings of the Board. Each director serving on the Board in 2022 attended at least 75% of the meetings of the Board (and, as applicable, committees thereof) during the year. At each meeting, the Board holds a regularly scheduled executive session at which only independent directors are present.

Communications Between Security Holders and Board of Directors

Security holders may send written communications to the Board or any one or more of the individual members of the Board by directing such communication to Denny's Corporation by mail in the care of the Secretary, at our principal executive offices set forth above, or by e-mail to gsharpsmyers@dennys.com. All written communications will be compiled by the Secretary and promptly submitted to the individual director(s) being addressed or to the Chair of the committee whose areas of responsibility includes the specific topic addressed by such communication, or in all other cases, to the Board Chair.

Stockholder Engagement

The Company recognizes the value of the views and input of its stockholders. The Company periodically reaches out to and engages with its stockholders on various topics, including corporate governance, compensation, performance, strategy and other matters. We believe that having regular engagement with our stockholders strengthens our relationships with stockholders and helps us to better understand stockholders' views on our policies and practices and other matters of importance to our business.

Board Member Attendance at Annual Meetings of Stockholders

It is the policy of Denny's Corporation that all of the members of the Board and all nominees for election to the Board at the annual meeting of stockholders attend such meeting except in cases of extraordinary circumstances. All of the directors attended the 2022 virtual annual meeting of stockholders.

Director Compensation

For a description of the compensation of directors, please see "Executive Compensation – 2022 Director Compensation" elsewhere in this Proxy Statement.

PROPOSAL 2	Ratification of Selection of Independent Registered Public Accounting Firm

 Our Board of Directors recommends that you vote **FOR** Ratification and Approval of the Selection of KPMG as the Independent Registered Public Accounting Firm of the Company for the 2023 Fiscal Year

SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As a result of the adoption of the Sarbanes-Oxley Act of 2002, and related regulations adopted by the SEC and by each national securities exchange, audit committees of public companies are formally charged with the responsibility for the appointment, compensation, retention and oversight of the independent registered public accounting firm that serves as the Company's independent auditor. The Audit Committee takes this responsibility very seriously and for the fiscal year 2023, the Audit Committee has selected KPMG as the independent registered public accounting firm of the Company. This selection is submitted for ratification of and approval by the stockholders at the Annual Meeting. Representatives of KPMG are expected to attend the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and to respond to appropriate questions. If the stockholders do not ratify this selection, other independent registered public accounting firms will be considered by the Audit Committee.

2022 and 2021 Audit Information

The following table presents fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements and the audit of the Company's internal control over financial reporting ("ICOFR") for 2022 and 2021. In addition, the table presents fees billed for audit-related services, tax services, and all other services rendered by KPMG to the Company for 2022 and 2021.

	Year ended December 28, 2022	Year ended December 29, 2021
Audit Fees	$1,055,000	$ 941,000
Audit-Related Fees	62,000	77,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$1,117,000	$1,018,000

In the above table, in accordance with applicable SEC rules:

• "audit fees" are fees billed by the independent registered public accounting firm for professional services for the audit of the annual Consolidated Financial Statements included in the Company's Form 10-K, audit of ICOFR, review of the Condensed Consolidated Financial Statements included in the Company's Form 10-Qs, and for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including comfort letters, consents, and registration statements;

• "audit-related fees" are fees billed by the independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements, and generally include fees for audits of the Company's employee benefit plans and audit or attest services not required by statute or regulation;

• "tax fees" are fees billed by the independent registered public accounting firm for professional services for tax compliance, tax advice, and tax planning; and

• "all other fees" are fees billed by the independent registered public accounting firm for any services not included in the first three categories above.

The Audit Committee has considered and determined that the services for which audit-related fees were billed were compatible with KPMG maintaining its independence.

Audit Committee's Pre-approval Policies and Procedures

It is the policy of the Audit Committee to pre-approve all audit and permitted non-audit services proposed to be performed by the Company's independent registered public accounting firm. The process for such pre-approval is typically as follows. Audit Committee pre-approval is sought at one of the Audit Committee's regularly scheduled meetings following the presentation of information at such meeting detailing the particular services proposed to be performed. Additionally, the Chair of the Audit

Committee has been delegated the authority by the Audit Committee to pre-approve, where necessary, such services requiring pre-approval in between regularly scheduled Audit Committee meetings. The Chair will report any such decisions at the Audit Committee's next scheduled meeting. In 2022, the services described above were pre-approved by the Audit Committee pursuant to the policy of the Audit Committee, and none of such services were approved pursuant to the exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

PROPOSAL 3   Advisory Vote to Approve Executive Compensation

 Our Board of Directors recommends that you vote **FOR** the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, the Company provides stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement. This proposal, commonly referred to as a "say on pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation program.

As described in further detail in "Executive Compensation – Compensation Discussion and Analysis," our compensation program is designed to attract, motivate and retain top-quality leadership talent while ensuring that their interests are aligned with the interests of our stockholders and that their efforts are focused on the Company's key strategic objectives.

It is our firm belief that our executive compensation program, with its balance of annual cash incentives designed to reward the achievement of key performance goals set for the year and longer-term equity vehicles designed to reward executives for stock price performance over a longer term, compensates our executives for performance directly linked to stockholder value creation.

In addition, the Board has enacted a number of policies – including share ownership requirements, incentive clawbacks, the elimination of employment contracts and the elimination of tax gross-ups (except for certain limited gross-ups available to most salaried employees under the Company's broad-based relocation policy) – which ensure that the Company's practices are aligned with market-based best practices.

Stockholders are encouraged to read the "Compensation Discussion and Analysis" section of this Proxy Statement and the accompanying compensation tables and related narrative disclosure included in the "Executive Compensation" section of this Proxy Statement for more information regarding our compensation program.

We are asking stockholders to approve the compensation of our named executive officers as disclosed herein by adopting the following advisory resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Although this vote is non-binding, the Board and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

PROPOSAL 4   Advisory Vote on the Frequency of the Stockholder Vote on Executive Compensation

 Our Board of Directors recommends that you vote **FOR** a frequency of "every year" for future advisory votes regarding executive compensation

ADVISORY VOTE ON FREQUENCY OF THE STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act also requires the Company to hold a non-binding, advisory vote of stockholders at least every six years to determine whether advisory votes on executive compensation should be held every one, two or three years. After careful consideration, the Board has determined that holding an advisory vote on executive compensation every year is the most appropriate policy for the Company at this time, and recommends that stockholders vote for future advisory votes on executive compensation to occur on an annual basis. We believe that "say-on-pay" votes should be conducted every year so that our stockholders may annually express their views on our executive compensation program. The Compensation Committee, which administers our executive compensation program, values the opinions of our stockholders and will consider the outcome of these votes in making its decisions on executive compensation.

Stockholders have the opportunity when voting to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the Board's recommendation. You may cast your vote by choosing the option of every year, two years, three years, or abstain from voting.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This portion of the proxy statement provides a description of the compensation objectives and principles of our executive compensation program (the "CD&A"). This CD&A explains how compensation decisions are linked to our performance relative to our strategic goals and our efforts to drive stockholder value. This CD&A also provides our stockholders with insight into the deliberative process and the foundational compensation philosophies underlying the design of our named executive officers ("NEOs") pay packages, including our decisions regarding executive compensation in light of the continued impact of the COVID-19 pandemic.

Generally, our executive compensation programs apply to all executive officers, but this CD&A is focused on the 2022 compensation decisions relating to our NEOs.

Name	Position
Kelli F. Valade	Chief Executive Officer
Robert P. Verostek	Executive Vice President and Chief Financial Officer
John W. Dillon	President, Denny's, Inc.
Gail Sharps Myers	Executive Vice President, Chief Legal Officer, Chief People Officer and Secretary
Stephen C. Dunn	Executive Vice President and Chief Global Development Officer
John C. Miller	Former Chief Executive Officer
F. Mark Wolfinger	Former President
Christopher D. Bode	Former Executive Vice President and Chief Operating Officer

The CD&A is organized as follows:

	Page
Executive Summary	22
Fiscal 2022 Executive Compensation Overview	24
Consideration of Previous Say-On-Pay Vote	25
Executive Compensation Program Structure – Objective and Design	26
Peer Group and Competitive Market Data	28
Base Salary	29
Annual Cash Incentives	29
Long-Term Equity Incentives	31
Benefits and Perquisites	32
Post-Termination Payments	33
Compensation and Corporate Governance Best Practices	33

Executive Summary

Introduction.

This Executive Summary highlights key considerations that guided compensation decisions this past fiscal year. Please review the complete proxy statement, including the remainder of this CD&A section before you vote on the Advisory Vote on Executive Compensation at Part IV of this proxy statement.

Navigating the Opportunities and Challenges of Fiscal 2022.

We started 2022 facing a spike in Omicron cases, which impacted our initial results. We anticipated moderating trends in March as we completed our rollover of both the soft start to 2021 and the third round of fiscal stimulus payments. However, global events contributed to additional inflation concerns, driving record high gas prices and additional supply chain disruptions which ultimately weighed on consumer sentiment and sales trends.

Our second quarter started off strong as gas prices began to moderate. As multiple inflationary pressures converged and weighed on both consumer confidence and consumer sentiment, the industry and Denny's experienced softer guest traffic in mid-May. The impact of these inflationary pressures on consumer spending extended into our third quarter, and we experienced record high commodity and labor inflation.

In order to remain top of mind for our consumers and offer some relief, we doubled down on our commitment to value with the launch of our All Day Diner Deals in early September. We were encouraged by a positive change in traffic trends following the launch of this new menu, as well as the continuing trend of improving guest net sentiment scores and a healthy guest check average, supported by in-store upsell opportunities.

We supported our franchise partners with multiple tools to assist with their staffing efforts. We also launched a modest financial incentive to motivate franchise restaurants to accelerate their return to 24/7 operations, and we have been encouraged by the progress made to date.

Off-premise sales remained strong at approximately 20% of total sales throughout 2022, compared to the pre-pandemic trend of 12%. This far surpasses the Family Dining benchmark and reflects both our speed to market as the first Family Dining brand to launch online ordering and the strength of our off-premise technology and infrastructure. Additionally, the performance of our virtual brands has remained very consistent and highly incremental, representing approximately 3% of domestic average weekly sales.

Beyond navigating a persistently choppy restaurant operating environment, we substantially completed the rollout of our kitchen modernization equipment which will facilitate greater efficiency and enhanced quality products. We also experienced a seamless leadership transition to our new Chief Executive Officer, Kelli Valade, and successfully completed the acquisition and integration of Keke's Breakfast Café, which we believe will provide meaningful incremental growth opportunities in the coming years.

All the while, we also supported our employees, customers and communities and responded to the associated business impact of the global pandemic. Key actions taken include:

- Enhanced health and safety measures for our customers and employees. Developed reopening strategies, practices and robust tools, and resources to implement responsible health and safety protocols for employees and customers.

- Enhanced health, wellness and family resources for our employees. Offered vaccine education, provided paid time-off for employees to get vaccinated, and continued our flexible work policy implemented in 2020.

- Supported our communities. In 2022, our franchisees and corporate office came together throughout the year to provide support for the communities where we do business. In partnership with our franchisees and guests, we raised more than $1.2 million to support No Kid Hungry's mission of eliminating childhood hunger. Over our 11-year partnership with No Kid Hungry, we have raised $12.4 million which helped provide 113 million meals for children in need.

- Delivered best in class quality food. We continued our practice of going above and beyond for our customers by providing the best in class quality and preparation of food, meeting and exceeding our guests' expectations and providing a family friendly experience at each restaurant.

- Built upon a culture of diversity. We established six business resource leadership groups for our employees to provide encouragement and an enhanced sense of belonging through informal mentoring, participation in professional and community events and access to personal and professional development and growth opportunities.

We continue to carefully monitor health and safety conditions and adapt guidelines as necessary to prioritize the safety of our customers.

Our Executive Compensation Program Was Designed to Meet These Challenges.

As described in detail to stockholders in our proxy statement last year (see pages 32 and 33 of the Denny's 2022 Proxy Statement), the executive compensation program for 2022 incorporated design features to transition the program from the major impacts of the pandemic on our business in 2020 and 2021 towards a more normalized approach starting in 2022. Key features and results of the 2022 program included:

- Annual incentive compensation under the 2022 Corporate Incentive Plan ("CIP") returned to a more traditional plan that focused on financial performance measured for the full fiscal year. Goals for 2022 CIP were purely financial in nature (Adjusted EBITDA growth and Sales) and more heavily weighted to profit. We also added Diversity, Equity and Inclusion ("DE&I") goals for the year for our Executive Leadership Team.

- To acknowledge ongoing incentive plan goal setting challenges as we return to pre-pandemic financial expectations, we decided to cap the upside leverage of the CIP for a maximum payout up to 125% of target. Based on 2022 performance against goals, the 2022 CIP paid out at 70% of target. As mentioned above, because the CIP performance goals and outcomes were objective and quantifiable, no Committee discretion was used to influence the calculated payout.

- Long-term incentive awards delivered through a mix of performance share units ("PSUs"), representing 60% of the total award value, to be earned based on our relative total stockholder return ("TSR") and Adjusted EPS growth over a three-year period (2022-2024), and time-vesting restricted stock units ("RSUs"), representing 40% of the total award value, vesting annually over three years. The 2022 PSUs also features an absolute TSR payout cap on the relative TSR portion, which caps the final payout for that portion of the PSUs at target if Denny's absolute TSR is negative over the performance period regardless of relative positioning.

Fiscal 2022 Executive Compensation Overview

Our Historical Pay-for-Performance Alignment. The following graph shows the CEO's target bonus opportunity compared the CEO's actual bonus earned over the last three years, which demonstrates the Company's pay for performance philosophy in action. There is alignment between the Company's TSR performance and the CEO's incentive plan payouts over this period, during which the Company's TSR performance was at the 48th percentile of its current peer group, and 3-year average bonus payouts were 72.66% of target. In the graph below, the amounts for 2020 and 2021 represent the full-year target and actual bonus for Mr. Miller, our CEO for those years, and for 2022 it shows the target and actual bonus for Ms. Valade, our CEO since June 2022, with amounts prorated for her partial year of service in 2022.

CEO 3-YEAR TARGET & ACTUAL BONUS / DENN INDEXED TSR



Bonus amounts in $000s; actual bonuses as earned under the CIP and reflected in the Non-Equity Incentive Plan Compensation column of the SCT

Key Compensation Practices and Governance Policies. Our executive compensation program is designed with best governance practices in mind.

What We Do		What We Don't Do	
✓	**Pay for Performance.** Performance-based pay represents a significant portion of our NEOs' target total direct compensation.	✗	**No Employment Agreements.** There are no employment agreements with our NEOs (excluding offer letters for initial hire).
✓	**Clawback Policy.** We maintain a clawback policy for the recovery of performance-based cash and equity compensation.	✗	**No Excessive Risks.** Annual risk assessment of executive compensation program to ensure no excessive risk taking.
✓	**Balanced Mix of Performance Goals.** The performance goals for our incentive awards focus on both near-term and long-term goals.	✗	**No Excessive Change of Control Payments.** Cash change of control payments do not exceed two times annual target cash compensation.
✓	**Maximum Payout Caps.** Our CIP and PSU awards maintain maximum payout caps to avoid excessive payments and risk taking.	✗	**No Executive Pension Plans or SERPs.** We only maintain a deferred compensation plan and a standard 401(k) plan.
✓	**Robust Stock Ownership Guidelines.** See below for more details.	✗	**No Excise Tax Gross Ups.** We do not provide for "golden parachute" excise tax gross ups.
✓	**Independent Compensation Consultant.** Our Compensation Committee directly retains an independent compensation consultant.	✗	**No Hedging or Pledging.** All employees, including our NEOs, and our directors, are prohibited from engaging in hedging or pledging our stock as collateral for a loan.
✓	**Annual Advisory Say-on-Pay Vote.** We hold an annual advisory say-on-pay vote.		

Strong Alignment with Our Stakeholders. Required stock ownership/retention levels for directors and executive officers are based upon the following multiples. Some of our NEOs and our outside directors (on average) have satisfied our stock ownership requirements well in excess of the guidelines.

	Multiple
Directors, CEO and President	5 X cash board retainer / base salary
Executive Vice Presidents	3 X base salary
Senior Vice Presidents and Vice Presidents	1 X base salary

For more information regarding our stock ownership guidelines applicable to the NEOs and directors, see "Compensation and Corporate Governance Best Practices - Stock Ownership Guidelines" in this CD&A.

Consideration of Previous Say-On-Pay Vote

Our Say-on-Pay vote results over the past three years demonstrate consistently strong stockholder support for our executive compensation program, as summarized in the table below:

Say On Pay	2022	2021	2020
Percentage in Favor[1]	97.9%	95.2%	97.2%

[1] As a percentage of the votes cast for and against not including votes abstained and broker non-votes.

The Board and the Compensation Committee appreciate and value the views of our stockholders. In considering the results of the 2022 advisory say-on-pay vote, the Compensation Committee concluded that the compensation paid to our NEOs and the Company's overall pay practices have strong stockholder support.

Future advisory votes on executive compensation will serve as an additional tool to guide the Compensation Committee in evaluating the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders.

At the 2017 annual meeting of stockholders, our stockholders expressed a preference that advisory votes on executive compensation occur annually. Consistent with this preference, the Board determined to continue having an advisory vote on executive compensation every year until the next required advisory vote on the frequency of stockholder votes on the compensation of executive officers, which is occurring at this Annual Meeting. See Proposal 4 included in this proxy statement.

Executive Compensation Program Structure – Objective and Design

The Compensation Committee has developed compensation programs for the Company's NEOs with guidance and analysis from its independent consultant, FW Cook. We design our executive compensation program to drive the creation of long-term stockholder value. We do this by tying compensation to the achievement of performance goals that promote the creation of stockholder value and by designing compensation to attract and retain high-caliber executives in a competitive market for talent. We aim to provide compensation opportunities that take into account compensation levels and practices of our peers. For a more detailed description of the peer groups we use for compensation purposes, see the discussion under the heading, *"Peer Companies and Competitive Market Data"* set forth below. Total direct compensation is comprised of a mix of variable and fixed compensation that is heavily weighted toward variable performance-based compensation. Our performance-based compensation includes a short-term annual performance-based annual incentive award and longer-term equity awards that deliver value based on stock price performance and, in the case of PSUs, whose vesting depends on meeting performance goals. The overall design objectives of our compensation programs are to attract, develop, motivate and retain top-quality leadership talent, while ensuring that their interests are aligned with the interests of our stockholders and that their efforts are focused on the Company's key strategic objectives. When evaluating and designing compensation programs, the Compensation Committee reviews market survey data, proxy statements filed by our restaurant peer group companies, and industry compensation practices. The following table sets forth the elements of total direct compensation in 2022 and objectives and key features of each element.

		Objectives and Key Features
Fixed	**Cash Compensation**	**Base Salary** Objectives: Provide competitive fixed pay to balance performance-based risk Key Features: • Based on experience, tenure, individual performance, and internal pay equity • Reviewed annual and potentially adjusted to reflect individual and Company performance, as well as overall market conditions.
Variable		**Annual Cash Incentives** Objectives: Reward executives for driving superior operating and financial results over a one-year timeframe, creating a direct correlation between business success and financial reward Key Features: • Target bonus for each NEO based on a percentage of base salary • Payout based on achievement against objective and quantifiable financial and strategic goals, measured over the fiscal year, subject to a cap (125% of target for 2022) with specific diversity, equity and inclusion goals as a potential negative modifier. (Payout at 70% of target for 2022)
	Equity Compensation	**Long-Term Equity Incentives Generally** Objectives: Offer competitive long-term incentive compensation opportunity that will (i) reward executives for longer-term Company profitability and growth, (ii) align our executives' interests with the interests of our longer-term stockholders, and (iii) encourage executive retention Key Features: • Annual grants with a target award value for each NEO based on a percentage of base salary • Awarded as a balanced mix of PSUs and time-vesting RSUs; for 2022 awarded 60% as PSUs and 40% as RSUs • No single–trigger equity acceleration
		PSU Awards (60% of 2022 Long-Term Incentive Award Value) Key Features: • Earned based on performance over a three-year performance period, ranging from 0% to 200% of the target award • Performance measures established based on business priorities and market conditions, for 2022-2024 PSUs performance goals based on two metrics, relative TSR performance against the companies in the S&P 600 Consumer Discretionary Index and the Adjusted EPS growth • Final payout capped at target on the TSR element of the PSUs if our absolute TSR is negative over the performance period
		RSU Awards (40% of 2022 Long-Term Incentive Award Value) Key Features: • Annual vesting over three years

In connection with the recruitment of Ms. Valade to join our company as its new CEO, we entered into an offer letter that included a signing bonus in the amount of $150,000 and relocation expenses under the Company's relocation policies. The Compensation Committee believed that these commitments were necessary to ensure Ms. Valade's acceptance of the position. The offer letter also specifies Ms. Valade's salary and 2022 annual and long-term incentive opportunities, which follow the same design as the other NEOs for 2022 (but prorated to reflect her June 2022 start date).

During 2022, our NEOs were provided with other benefits and perquisites that include benefits generally available to other salaried employees, such as retirement, health care, relocation assistance designed to provide financial safeguards to executives together with limited perquisites such as car and telecommunication allowances that have a direct business purpose.

Each of these compensation elements is described and analyzed in further detail in the tables and narrative that follow. Additionally, under limited circumstances, discretionary bonuses and other awards may be utilized to recognize individual performance or for inducement during the hiring process. Such awards are intended to reward extraordinary performance and attract top executive talent while retaining executives through long-term vesting and potential wealth accumulation. The Compensation Committee generally targets market median along with the consideration of other factors when determining the appropriate level and amount of these compensation elements for each of our executive officers.

Peer Group and Competitive Market Data

We use peer groups to benchmark our compensation against comparable companies and for different components of our overall compensation program to ensure they are competitive and delivering compensation in line with performance.

The "Compensation Peer Group" is used to ensure that our executive officer compensation is competitive in the marketplace. Consequently, we benchmark our executive compensation to that of the Compensation Peer Group. The Compensation Committee uses peer group data as one reference point when setting base salary, target annual and long-term incentives and total compensation. Actual incentive compensation payouts will depend largely upon the Company's performance versus our operating plan budgets and in part upon our performance relative to our Performance Peer Group. Again, the design drives pay for performance. We believe this approach allows the Company to recruit the best talent for the organization and pay for performance. The Committee reviews at least annually the Compensation Peer Group to confirm that it continues to be an appropriate benchmark. While we believe that our Compensation Peer Group is representative of the market in which we compete for talent, the composition of our Compensation Peer Group has changed over time. For 2022, our Compensation Peer Group is comprised of the following companies:

COMPENSATION PEER GROUP		
BJ's Restaurants, Inc.	Dine Brands Global, Inc.	Ruth's Hospitality Group, Inc.
Bloomin' Brands, Inc.	El Pollo Loco Holdings, Inc.	Shake Shack Inc.
Brinker International, Inc.	Fiesta Restaurant Group, Inc.	Texas Roadhouse, Inc.
Cracker Barrel Old Country Store, Inc.	Jack in the Box, Inc.	The Cheesecake Factory Incorporated
Del Taco Restaurants, Inc.	Noodles & Company	Wingstop Inc.

*   **Note**: Del Taco Restaurants, Inc. was removed from the peer group after its acquisition by Jack in the Box.

How Peer Companies are Determined. The Committee determines the Compensation Peer Group, taking into account input from the independent compensation consultant and considers a variety of selection criteria, including:

• Industry: US based, publicly traded, restaurant companies, with casual dining focus

• Franchised organization: Target restaurants with franchised sales representing a large portion of system-wide sales/units

• Annual system-wide sales: Ranging from approximately one-third to three times Denny's annual system-wide sales

• Market capitalization: Ranging from approximately one-fifth to five times Denny's market capitalization

• Direct competitors: For business and management talent

Why We Use System-Wide Sales and Not Corporate Revenues When Selecting Peer Companies. We believe system-wide sales is the best measure of company size and complexity for a highly-franchised business model like ours. Although we do not own and operate most of the Denny's restaurants, we do own the Denny's brand, develop and help execute the overall strategy for the entire system of Denny's restaurants, manage all research and development with respect to menu offerings, pricing and restaurant décor, provide site selection and restaurant development services to our franchise partners, and guide and recommend the adoption of technology, work processes, and staffing models that positively affect the customer experience over our entire system of restaurants. Our corporate revenue alone does not capture the full scope and complexity of effectively managing the Denny's organization. Furthermore, we compete for talent with companies of comparable size, regardless of their business model (company-owned vs. franchised), and therefore, believe system-wide sales is the proper basis for selecting peer companies for compensation benchmarking purposes. However, as mentioned above, we also consider other important measures when selecting our restaurant peer group, including industry focus, business model, and market capitalization.

Use of Competitive Market Data. The Company strives to provide total pay opportunities that are within a competitive range relative to the median of our restaurant peer group and that are aligned with survey-based data. Company incentive plans are designed to have significant differentiation in payouts based on performance. As a result, actual compensation payouts are intended to be market appropriate and performance aligned. Benchmark data is only one of many factors that we consider when making pay determinations. Other important factors include, but are not limited to, Company performance, individual executive performance, internal equity among our leadership team, executive tenure, retention priorities, and succession planning. The Compensation Committee annually analyzes tally sheets for each NEO (as further described in the "*Compensation and Incentives Committee*" section of this Proxy Statement). This review helps ensure that (i) executive compensation decisions are aligned with stockholder interests, (ii) termination provisions are appropriate and aligned with market practices, and (iii) the value of executive share holdings and unvested incentives aligns with changes in stockholder value.

Base Salary

How Amounts are Determined. In general, the Compensation Committee considers a variety of factors when setting base salaries for executive officers, including market information, experience, tenure with the Company, individual performance, and internal pay equity. The Compensation Committee annually reviews the performance and scope of responsibility of our NEOs to determine whether adjustments to base salaries are appropriate in light of individual and Company performance, as well as overall market conditions and peer proxy data.

Salary Adjustments for 2022. As noted above, Ms. Valade's 2022 base salary was set per the terms of her offer letter. Adjustments to the annual base salaries of our other NEOs in fiscal year 2022 included increases for Mr. Verostek (from $435,000 to $475,000), Mr. Dillon (from $410,000 to $500,000), Mr. Dunn (from $390,000 to $400,000), Mr. Miller (from $925,000 to $965,000), Mr. Wolfinger (from $575,000 to $600,000), and Mr. Bode (from $410,000 to $425,000),

Annual Cash Incentives

Target Incentive Opportunities. The Compensation Committee adopted the Company's 2022 Corporate Incentive Plan (CIP), providing our non-operations management and staff, including each of our NEOs, with an opportunity to earn an annual cash incentive based on the Company's achievement of specified performance objectives.

Under the 2022 CIP, each of our NEOs was eligible to earn a target incentive award ("Target Award") equal to a percentage of his or her base salary earned during fiscal year 2022, with the percentage varying depending on position. Target Awards were determined for participants based upon a review of competitive market practices and internal equity, including published survey data and proxy information from our Compensation Peer Group. As noted above Ms. Valade's Target Award for 2022 was set per the terms of her offer letter. The Target Awards for 2022 were as follows:

Executive Officer	Target Award (% of Base Salary)
Kelli F. Valade	100%
Robert P. Verostek	80%
John W. Dillon	80%
Gail Sharps Myers	80%
Stephen C. Dunn	80%
John C. Miller	110%
F. Mark Wolfinger	90%
Christopher D. Bode	80%

Performance Goals for 2022. For 2022, the Compensation Committee approved, based primarily on two key financial performance goals, as follows:

Denny's 2022 CIP Program	
Goals /Objectives	**Weighting**
Domestic System-Wide Same Store Sales	25%
Adjusted EBITDA	75%

The 2022 CIP key design features.

Domestic System Wide Same Store Sales measures the percentage change in gross sales from domestic restaurants open in both the current and previous year. Adjusted EBITDA is a profitability metric that looks at earnings before deducting interest, taxes, depreciation and amortization. Please refer to the reconciliation of Adjusted EBITDA in Appendix A to the Proxy Statement. Under the 2022 CIP, we had to achieve at least 80% of the Adjusted EBITDA metric to be eligible for an award in any metric. The Compensation Committee selected these measures to balance accountability for delivering both sales growth and profitability through appropriate cost management.

The 2022 CIP program had a maximum potential payout of 125%, versus the traditional CIP payout maximum percentage of 200%. The broader performance range and reduced upside for the 2022 design reflected the ongoing incentive plan goal setting challenges we faced entering 2022.

In addition, the 2022 plan featured a modifier measuring progress against quantifiable DE&I goals linked to our strategic plan. Performance against these goals could not increase the CIP payout, but could result in a reduction of up to 10% of the payout. The Compensation Committee believes that these goals continue to emphasize the importance of measurable progress against DE&I goals within our workforce and our key suppliers.

Performance Results and Payouts. A total of 70.0% of the target annual cash incentives were earned under the 2022 CIP, based on performance against the financial performance measures described above. We also met or exceeded all of the 2022 DE&I goals, and as a result, no downward modification was made. As mentioned above, because the CIP performance goals and outcomes were objective and quantifiable, no Committee discretion was used to influence the calculated payout, as follows:



Based on these results, payouts under the 2022 CIP to our NEOs were as shown in the following table. These amounts are included as 2022 compensation under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. Mr. Miller was not eligible for a 2022 CIP award due to his retirement during the year, and therefore he is not included in this table. Mr. Wolfinger and Mr. Bode remained eligible for a prorated award due to their termination for good reason during the year.

Executive Officer	Target Opportunity [1]	Annual Target Award [2]	Actual Payout
Kelli F. Valade	100%	$464,423	$325,096
Robert P. Verostek	80%	$376,308	$263,416
John W. Dillon	90%	$376,473	$263,531
Gail Sharps Myers	80%	$371,847	$260,293
Stephen C. Dunn	80%	$319,077	$223,354
F. Mark Wolfinger	90%	$236,250	$165,375
Christopher D. Bode	80%	$232,692	$162,885

[1]   As a percentage of a participant's base salary earned during fiscal year 2022.

[2]   The Annual Target Award is based upon the NEO's base salary earned during the year and reflects changes, if any, to their base salaries during fiscal 2022 pursuant to the terms of the 2022 CIP and is prorated for partial year of service, if applicable.

Long-Term Equity Incentives

Overview. A key component of the total compensation package of our NEOs is a long-term equity incentive program ("LTIP") designed to meet the following objectives:

• Reward long-term Company profitability and growth

• Promote increased stockholder value and align our executives' interests with the interests of our stockholders

• Offer competitive awards aligned with market practice

• Promote stock ownership among executives

• Encourage a long-term perspective among executive officers

• Provide an incentive for executives to remain with the Company

LTIP Design for 2022. Our 2022 LTIP program utilizes a balanced mix of PSUs and RSUs while incorporating an additional financial performance metric to the existing rTSR component in the PSUs:

• 60% - PSUs earned based on two equally-weighted measures over a three-year period (2022-2024): (i) relative TSR performance against the S&P Small Cap Consumer Discretionary Index; and (ii) adjusted EPS growth

• 40% - Time-vested RSU award with three-year annual vesting

The relative TSR payout is based on the following performance goals:

Degree of Performance	Denny's TSR Performance Ranking vs. Index	Payout as a % of Target [1]
Below Threshold	<25th %ile	0%
Threshold	25th %ile	50%
Target	50th %ile	100%
Maximum	75th %ile	200%

[1]   Linear interpolation utilized to determine payouts which fall between given points on this scale.

The relative TSR portion of the PSUs include an absolute TSR payout cap, which is designed to cap the final payout at target if Denny's absolute TSR is negative over the performance period regardless of relative positioning.

TSR for the PSUs means (ending stock price – beginning stock price + reinvested dividends) / beginning stock price, using a 20-day average for beginning and ending stock prices. Denny's TSR performance will be measured against the TSR of the S&P 600 Consumer Discretionary Index at the end of the three-year performance period to determine the payout level.

The Adjusted EPS Growth payout is based on the following performance goals:

Degree of Performance	Denny's Adjusted EPS Growth Goal [1]	Payout as a % of Target [2]
Below Threshold	<8%	0%
Threshold	8%	50%
Target	18%	100%
Maximum	28%	200%

[1] Adjusted EPS for a fiscal year means the Company's earnings (net income), adjusted to exclude losses on sales of assets and other items, net of taxes, divided by the fully diluted shares of the Company's common stock outstanding, as described and quantified in the Company's year-end earnings press release for such year. Adjusted EPS Growth for a year measures the change in Adjusted EPS for the fiscal year compared to Adjusted EPS for the prior year.

[2] Linear interpolation utilized to determine payouts which fall between given points on this scale.

Like the relative TSR portion of the PSUs, the 50% portion earned based on Adjusted EPS Growth is earned after the end of the three-year performance period based on performance results for the full performance period. This portion of the PSUs measures annual growth in Adjusted EPS over fiscal years 2022, 2023 and 2024. Prior to the grant date, the Committee established annual growth goals for each of the three years, considering the Company's long-range strategic plan and performance of our peer group. At the end of the three-year performance period, the payout for PSUs is determined based on the average of the payouts earned for each of the three years in the performance period. The Compensation Committee believes that using equally weighted measures of relative TSR and Adjusted EPS Growth over a three-year performance period appropriately encourages NEOs to pursue sustainable earnings growth opportunities that will reward stockholders and outperform our peer companies.

Fiscal Year 2022 LTIP Grants. The Compensation Committee approved LTIP grants to selected employees, including our NEOs, in the first quarter of 2022, consistent with past practice Ms. Valade's award was made upon her start date in June 2022, with the annual award amount prorated. When considering the 2022 LTIP grants, the Compensation Committee started with an intended target value for each NEO, which was based on a percentage of his or her base salary, as follows:

Executive Officer	Target LTIP (% of Base Salary)
Kelli F. Valade	315%
Robert P. Verostek	150%
John W. Dillon	125%
Gail Sharps Myers	125%
Stephen C. Dunn	125%
John C. Miller	315%
F. Mark Wolfinger	185%
Christopher D. Bode	125%

For more information regarding 2022 LTIP grants to our NEOs, please see the "*2022 Grants of Plan-Based Awards*" in this Proxy Statement.

Benefits and Perquisites

In General. The Company's executives are eligible to participate on the same basis as other salaried employees in health and welfare plans, qualified retirement and savings plans, and other benefit plans intended to provide a financial safety net of coverage for various significant life events, such as death, disability and retirement. Along with other members of the management team, our NEOs also participate in a non-qualified savings plan intended to allow them to contribute to a deferred compensation plan without regard to IRS limits on the amount of earned compensation that can be voluntarily deferred into a 401(k) retirement plan. Our NEOs also receive certain perquisites, including telecommunication allowances, car allowances and reimbursement for executive physicals. As noted above, Ms. Valade is also eligible for certain relocation expenses. These perquisites serve a business purpose, are limited in value, and are consistent with those of restaurant companies and other companies of similar size.

401(k) Plan. Generally, all employees are eligible to participate in the Company's 401(k) plan, to which participants are able to elect to contribute up to 25% of their compensation. The plan utilizes a "safe harbor" plan design, allowing the Company match up to a maximum of 4% of compensation deferred by participants.

Deferred Compensation Plan. A non-qualified deferred compensation plan is offered to certain employees. This plan allows participants to defer up to 50% of their annual salary and up to 75% of their bonus, on a pre-tax basis. Also, beginning in 2017, we began to permit certain officers to defer under this plan all or a portion of their awarded PSUs that vest under the LTIP.

For more information regarding the deferral of compensation under the Company's deferred compensation plan for our NEOs, please see the "2022 Nonqualified Deferred Compensation" in this Proxy Statement.

Post-Termination Payments

In General. All of our executive officers participate in the Denny's Corporation Amended and Restated Executive and Key Employee Severance Pay Plan (the "Severance Plan"). The Severance Plan was originally adopted in January 2008 and was last amended and restated on May 9, 2017. The Severance Plan provides severance payments and benefits to our NEOs in a consistent manner. In the event of a participant's employment termination without cause or for good reason (as such terms are defined in the Severance Plan), the Severance Plan provides for, among other items, salary continuation and health benefits for 12 months. Under the Severance Plan's change in control provisions: (i) the Company's chief executive officer, president and any executive vice presidents are entitled to an enhanced lump sum severance payment equal to two times base salary and CIP target bonus plus health benefits for 24 months, and (ii) the Company's senior vice presidents receive a lump sum payment equal to one times base salary and CIP target bonus. Two events (i.e., a "double trigger") must take place – a change in control of the Company and a qualifying associated termination of the employee – before a participant is entitled to these enhanced benefits. Under the Severance Plan, no benefits are payable following a termination for cause or voluntary termination (resignation without good reason).

We provide involuntary termination severance benefits to protect individuals from events outside their control and to offer compensation packages similar to those commonly found in the market in which we compete for executive talent. Furthermore, we provide enhanced benefits in the event of a change in control to protect against disruption during change in control activities. Potential benefits under the Severance Plan for our NEOs are discussed further under the section entitled "*Summary of Termination Payments and Benefits*" in this Proxy Statement.

In connection with Ms. Valade being hired as our CEO and President in 2022, a subsequent reorganization resulted in the diminution of executive duties for Mr. Wolfinger and Mr. Bode that resulted in a qualifying, good reason termination under our Severance Plan. As a result, they were each entitled to receive the cash severance benefits provided by the Severance Plan. At the time of termination, Mr. Wolfinger was eligible for prorated vesting of his outstanding equity awards under the retirement vesting provisions included in those award agreements. To acknowledge his continuing service as a non-employee director for the remainder of 2022, the Compensation Committee amended Mr. Wolfinger's outstanding equity awards to allow an additional seven months of prorated vesting through the end of 2022. These cash severance benefits and the incremental accounting charge associated with the added prorated vesting for Mr. Wolfinger are included as 2022 compensation in the Summary Compensation Table and in Summary of Termination Payments and Benefits.

Compensation and Corporate Governance Best Practices

Stock Ownership Guidelines. The Company has stock ownership guidelines for its directors and executive officers. The guidelines were originally effective January 25, 2011, later amended and restated as of January 1, 2014, January 1, 2015, January 31, 2017 and most recently amended effective September 28, 2021 to (i) add an ownership requirement for the Company President equivalent to that of the CEO; (ii) add a retention requirement of 50% after-tax vested shares in the case of non-compliance; and (iii) adjust the share sources counting toward the ownership guideline.

For purposes of measuring compliance with these ownership guidelines during a year, share value will be based on the average closing price of the Company's stock for each trading day during the last 30 days of the preceding fiscal year equivalent to an individual's current base salary or annual cash Board retainer times his or her designated multiple.

Executive Compensation

Required stock ownership/retention levels for directors and officers is based upon the following multiples[1]:

	Multiple
Directors, CEO and President	5 X cash board retainer / base salary
Executive Vice Presidents	3 X base salary
Senior Vice Presidents and Vice Presidents	1 X base salary

[1] Any executive officer who is also a member of the Board will be required to maintain the ownership level set for his or her executive officer position.

Each officer and director is expected to attain and thereafter maintain their required stock ownership level within five years from the date on which an individual becomes subject to the guidelines. Once a required ownership level is attained, an individual is expected to maintain such level. If, during the initial five-year compliance period or anytime thereafter, an officer or director has not met the minimum ownership requirement based on the stock price value used for the most recent annual measurement date, the individual must retain fifty percent (50%) of net after-tax shares received from awards under the Company's equity compensation plans until the minimum ownership requirement under the guidelines is satisfied.

For purposes of measuring compliance with these ownership guidelines during a year, share value will be based on the average closing price of the Company's stock for each trading day during the last 30 days of the preceding fiscal year. The following sources will be included in the calculation:

- Shares of common stock owned outright by the director/officer or their immediate family members residing in the same household.
- Shares of common stock held in trust for the benefit of the director/officer or their immediate family members residing in the same household.
- Unvested and vested time-vesting RSUs.
- Vested PSUs.
- Vested Deferred Stock Units.
- Shares of common stock acquired upon exercise of a stock option

All of our directors and officers who are subject to the stock ownership guidelines are in compliance with the guidelines or are in the applicable five-year compliance period.

Compensation Clawback Policy. The Company has a compensation clawback policy for NEOs and certain other key employees that provides for the recoupment by the Company under certain circumstances of annual cash bonuses, stock-based awards, performance-based compensation, and any other forms of cash or equity compensation other than base salary. In the event of a restatement of the Company's previously-issued financial statements as a result of an error, omission, fraud or non-compliance with financial reporting requirements (but not including any restatement or adjustment due to a change in applicable accounting principles, rules or interpretations), or a determination by the Compensation Committee that a material error was made in computing the amount of any incentive compensation, the Compensation Committee has discretion to direct the Company to recover from one or more current or former NEOs and certain other key employees the incremental incentive compensation in excess of the incentive compensation that would have been earned, paid or vested based on the related or adjusted financial results. In 2022, the SEC adopted final rules related to clawbacks under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The rules direct securities exchanges to implement listing standards that will require public companies to maintain and disclose a clawback policy that meets specified requirements. The Compensation Committee intends to reevaluate the Company's clawback policy in light of the final rules, after Nasdaq finalizes the applicable listing standards and in accordance with the required deadlines.

Anti-Hedging Policy. Directors, executive officers and other employees are prohibited from engaging in hedging transactions with respect to our securities. "Hedging transactions" can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds or through other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities. Because hedging transactions might permit a director, executive officer or other employee to continue to own our securities, whether obtained through our equity compensation plans or otherwise, without the full rewards and risks of ownership, such hedging transactions are prohibited.

Anti-Pledging Policy. The Company has a policy that prohibits executive officers and directors (except under limited circumstances) from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

2022 Summary Compensation Table

The following table sets forth the compensation paid to, or earned by, the Company's NEOs for the fiscal years shown below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Kelli F. Valade Chief Executive Officer	2022	464,423	150,000(2)	2,450,288(3)	325,096(4)	37,534(5)	3,427,341
Robert P. Verostek Executive Vice President and Chief Financial Officer	2022	470,386	—	868,827(3)	263,416(4)	24,254(5)	1,626,883
	2021	428,078	—	872,210	336,983	35,149	1,672,420
	2020	353,366(1)	—	599,285	132,260	21,403	1,106,314
John W. Dillon President, Denny's Inc.	2022	452,115	—	663,040(3)	263,531(4)	30,611(5)	1,409,297
	2021	408,847	—	822,100	321,844	34,574	1,587,365
	2020	384,423(1)	—	734,711	162,893	25,753	1,307,780
Gail Sharps Myers(6) Executive Vice President, Chief Legal Officer and Chief People Officer	2022	464,809	—	716,393(3)	260,293(4)	35,778(5)	1,477,273
Stephen C. Dunn Executive Vice President and Chief Global Development Officer	2022	398,846	—	609,703(3)	223,354(4)	29,514(5)	1,261,417
	2021	386,923	—	614,360	293,603	32,895	1,327,781
	2020	360,520(1)	—	603,136	135,598	17,875	1,117,129
John C. Miller Former Chief Executive Officer	2022	747,263	—	3,793,071(3)	—	34,730(5)	4,575,064
	2021	925,001	—	4,451,217	1,001,221	23,049	6,400,488
	2020	815,386(1)	—	3,981,133	520,787	22,934	5,340,240
F. Mark Wolfinger Former President	2022	389,581	—	1,793,886(3)	165,375(4)	623,956(5)	2,972,798
	2021	575,001	—	1,614,086	509,221	30,980	2,729,288
	2020	552,212(1)	—	1,160,509	266,972	30,265	2,009,958
Christopher D. Bode Former Executive Vice President and Chief Operating Officer	2022	347,464	—	647,824(3)	162,885(4)	439,894(5)	1,598,067
	2021	408,270	—	822,100	321,390	34,048	1,585,808
	2020	379,943(1)	—	636,403	142,921	18,265	1,177,532

(1) The amounts reflect voluntary base salary reductions during 2020.

(2) The amount in this column reflects a sign-on bonus for Ms. Valade.

(3) The amounts in this column reflect the following items:

(i) The grant date fair value of awards granted pursuant to our 2022 LTIP determined in accordance with FASB Accounting Standards Codification 718, "Compensation-Stock Compensation" ("FASB ASC 718"). Each 2022 LTIP award was granted with 40% RSUs and 60% PSUs. The PSUs have two equally weighted metrics of relative TSR and Adjusted EPS Growth.

The grant date fair value of the RSUs was determined in accordance with FASB ASC 718 based on the closing stock price per share on the applicable grant date.

For the portion of the PSUs to be earned based on relative TSR, the grant date fair value was based on a Monte Carlo simulation value as required by FASB ASC 718. For the portion to be earned based on Adjusted EPS Growth, in accordance with FASB ASC 718, the grant date fair value was based on the closing stock price per share on the applicable grant date and a probable outcome of target performance. The values of the PSU awards at the grant date, assuming achievement of the maximum performance level of 200%, would have been $3,067,666, $1,144,454, $873,378, $943,633, $803,123, $4,882,235, $1,782,846, and $853,328 for Ms. Valade, Mr. Verostek, Mr. Dillon, Ms. Sharps Myers, Mr. Dunn, Mr. Miller, Mr. Wolfinger and Mr. Bode, respectively.

Additional information regarding the 2022 LTIP can be found in the CD&A and the 2022 Grants of Plan-Based Awards Table. Details on the valuation and terms of these awards can be found in Note 13 to the Consolidated Financial Statements in our Form 10-K filed with the SEC on February 27, 2023.

(ii) For Mr. Wolfinger, there was an incremental accounting charge determined in accordance with FASB ASC 718 for the portion of the 2021 and 2022 RSUs and PSUs that were modified to allow for continued, prorated vesting through December 31, 2022. Those awards already provided for prorated vesting for "retirement" as defined in those agreements, and the modification provided for approximately seven months of additional service credit for prorating the vesting. See the Post-Termination Payments and Summary of Termination Payments and Benefits sections for additional details. The total incremental accounting charge for these modifications was $333,736 and is included in the amounts in this column.

(iii) For Messrs. Miller and Wolfinger, the grant date fair value of the DSUs determined in accordance with FASB ASC 718 based on the closing stock price per share on the applicable grant date. For additional information see Director Compensation Table.

(4) The amounts include performance-based bonuses earned under the 2022 CIP. Refer to the CD&A for more information regarding the 2022 CIP.

(5) The amounts for Mr. Verostek, Mr. Dillon, Ms. Sharps Myers, Mr. Dunn, Mr. Miller, Mr. Wolfinger, and Mr. Bode include Company contributions to their 401(k) accounts of $5,474, $11,831, $12,138, $10,734, $1,923, $2,654, and $1,892, respectively. The amounts for Mr. Wolfinger and Mr. Bode include cash severance benefits provided by the Severance Plan of $600,000 and $425,000, respectively, as a result of their termination for good reason during 2022. See the Post-Termination Payments and Summary of Termination Payments and Benefits sections for additional details. The amounts for Mr. Miller and Mr. Wolfinger include gifts with respect to their long service to the company of $21,250 and $12,995, respectively. The amounts for Ms. Valade and Ms. Sharps Myers include relocation benefits of $27,566 and $4,860, respectively. The amounts also include the following perquisites: a car allowance of $9,554, $18,000, $18,000, $18,000, $18,000, $11,077, $7,962 and $12,462 for Ms. Valade, Mr. Verostek, Mr. Dillon, Ms. Sharps Myers, Mr. Dunn, Mr. Miller, Mr. Wolfinger, and Mr. Bode, respectively, and a telecommunications allowance of $414, $780, $780, $780, $780. $480, $345 and $540 for Ms. Valade, Mr. Verostek, Mr. Dillon, Ms. Sharps Myers, Mr. Dunn, Mr. Miller, Mr. Wolfinger, and Mr. Bode, respectively.

(6) Ms. Sharps Myers is a named executive officer for the first time in 2022.

2022 Grants of Plan-Based Awards

The following table sets forth information concerning each grant of awards made to NEOs in the last completed fiscal year under any of the Company's plans.

Name	Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kelli F. Valade	2022 CIP		—	464,423	580,529					
	2022 RSU[4]	6/13/2022							92,665	916,457
	2022 PSU	6/13/2022				69,499	138,997	277,994		1,533,831
Robert P. Verostek	2022 CIP		—	376,308	470,385					
	2022 RSU[4]	2/3/2022							19,025	296,600
	2022 PSU	2/3/2022				14,270	28,540	57,080		572,227
John W. Dillon	2022 CIP		—	376,473	470,591					
	2022 RSU[4]	2/3/2022							14,519	226,351
	2022 PSU	2/3/2022				10,890	21,780	43,560		436,689
Gail Sharps Myers	2022 CIP		—	371,487	464,809					
	2022 RSU[4]	2/3/2022							15,688	244,576
	2022 PSU	2/3/2022				11,766	23,532	47,064		471,817
Stephen C. Dunn	2022 CIP		—	319,077	398,846					
	2022 RSU[4]	2/3/2022							13,351	208,142
	2022 PSU	2/3/2022				10,014	20,028	40,056		401,561
John C. Miller	2022 CIP		—	1,057,834	1,322,293					
	2022 RSU[4]	2/3/2022							81,168	1,265,409
	2022 PSU	2/3/2022				60,877	121,754	243,508		2,441,168
	2022 DSU[5]	8/4/2022							8,844	86,494
F. Mark Wolfinger	2022 CIP		—	538,125	672,656					
	2022 RSU[4]	2/3/2022							29,640	462,088
	2022 PSU	2/3/2022				22,230	44,460	88,920		891,423
	2022 RSU[6]	6/1/2022							5,782	60,191
	2022 PSU[6]	6/1/2022				4,337	8,674	17,348		107,601
	2021 RSU[6]	6/1/2022							4,761	49,562
	2021 PSU[6]	6/1/2022				4,833	9,665	19,330		117,236
	2022 DSU[5]	6/2/2022							10,027	105,785
Christopher D. Bode	2022 CIP		—	339,000	423,750					
	2022 RSU[4]	2/3/2022							14,186	221,160
	2022 PSU	2/3/2022				10,640	21,280	42,560		426,664

---

[1] Reflects threshold, target and maximum payout levels of performance-based bonuses awarded pursuant to the Company's 2022 CIP. The actual amounts earned by each of the NEOs in 2022 are reported in the Non-Equity Incentive Plan Compensation column in the 2022 Summary Compensation Table. Refer to the CD&A for more information regarding our annual cash incentive bonus program.

[2] Reflects threshold, target and maximum payout levels of PSUs that may be earned contingent on the results of the 2022 LTIP granted under the 2021 Omnibus Incentive Plan. Refer to the CD&A for more information regarding the 2022 LTIP.

[3] The grant date fair value of awards is determined pursuant to FASB ASC 718.

[4] Reflects RSUs granted as part of the 2022 LTIP under the 2021 Omnibus Incentive Plan which are generally earned based on continued employment. Refer to the CD&A for more information regarding the 2022 LTIP.

[5] Reflects DSUs awarded to Messrs. Miller and Wolfinger as directors pursuant to our equity incentive plans determined in accordance with FASB ASC 718. For additional information see Director Compensation Table.

[6] Amount reflects the incremental accounting charge determined in accordance with FASB ASC 718 for the portion of the 2021 and 2022 RSUs and PSUs that were modified to allow under the existing retirement vesting provisions in those awards for seven additional months of prorated vesting through December 31, 2022.

2022 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock awards that have not vested and equity incentive plan awards for each NEO outstanding as of the end of the Company's last completed fiscal year.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Kelli F. Valade	92,665[1]	833,985	138,997[5]	1,250,973
Robert P. Verostek	12,684[1]	114,156	28,540[5]	256,860
	4,396[2]	39,564	26,774[6]	240,966
John W. Dillon	9,680[1]	87,120	21,780[5]	196,020
	4,144[2]	37,296	25,236[6]	227,124
Gail Sharps Myers	10,459[1]	94,131	23,532[5]	211,788
	3,871[2]	34,839	23,574[6]	212,166
Stephen C. Dunn	8,901[1]	80,109	20,028[5]	180,252
	3,097[2]	27,873	18,859[6]	169,731
John C. Miller	—	—	24,196[5]	217,764
	—	—	72,700[6]	654,300
	8,844[3]	79,596	—	—
F. Mark Wolfinger	82[1]	738	14,944[5]	134,496
	68[2]	612	33,169[6]	298,521
	10,027[3]	90,243	—	—
Christopher D. Bode	—	—	4,756[5]	42,804
	—	—	14,051[6]	126,459

(1) Reflects number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2022 LTIP. For Mr. Verostek, Mr. Dillon, Ms. Sharps Myers, Mr. Dunn and Mr. Wolfinger, these RSUs will generally vest in three equal installments on the last day of the Company's 2022, 2023, and 2024 fiscal years, subject in each case to continued service with the Company through such date. For Ms. Valade, however, vesting will be in three equal installments on the first three anniversaries of the grant date. Additional information regarding the 2022 LTIP can be found in the CD&A.

(2) Reflects number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2021 LTIP. These RSUs will generally vest in three equal installments on the last day of the Company's 2021, 2022, and 2023 fiscal years, subject in each case to continued service with the Company through such date.

(3) Reflects number of shares of Denny's Common Stock that may be earned as directors pursuant to our equity incentive plans. For additional information see Director Compensation Table.

(4) Reflects the value as calculated using the closing price per share of our Common Stock as of December 28, 2022 ($9.00), the last business day prior to the end of our last completed fiscal year.

(5) Reflects the number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2022 LTIP. These PSUs will be earned and will vest (from 0% to 200% of the target award) based on the results of two equally-weighted performance metrics (Adjusted EPS Growth and TSR compared to a peer group) at the end of a three-year performance period ending on December 25, 2024. The number of shares reported is based on our actual performance results through the end of fiscal 2022 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target or maximum), which was target performance. Additional information regarding the 2022 LTIP can be found in the CD&A.

(6) Reflects the number of shares of Denny's Common Stock that may be earned by the NEO pursuant to our 2021 LTIP. These PSUs will be earned and will vest (from 0% to 200% of the target award) based on the results of our TSR compared to a peer group at the end of a three-year performance period ending on December 27, 2023. The number of shares reported is based on our actual performance results through the end of fiscal 2021 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target or maximum), which was target performance.

2022 Stock Vested

The following table sets forth information concerning vesting of stock awards (PSUs and RSUs) during the last completed fiscal year for each of the NEOs.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Robert P. Verostek	49,289	468,274
John W. Dillon	55,711	531,306
Gail Sharps Myers	44,146	419,744
Stephen C. Dunn	41,671	396,879
John C. Miller	259,313	2,480,895
F. Mark Wolfinger	83,247	790,971
Christopher D. Bode	41,983	400,909

[1] Reflects the amount and dollar value of the 2020 RSUs that vested under our 2020 LTIP, the amount and dollar value of one third of the RSUs that vested under our 2021 LTIP, and the amount and dollar value of one third of the RSUs that vested under our 2022 LTIP and amount.

2022 Nonqualified Deferred Compensation

The following table sets forth information with respect to the Company's Deferred Compensation Plan, which provides for the deferral of compensation for the NEOs that is not tax-qualified.

Name	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Robert P. Verostek	—	(636,101)	—	396,377
John W. Dillon	31,261[1]	(96,327)	—	434,240
Stephen C. Dunn	—	(636,101)	—	1,894,335
John C. Miller	—	(4,265,856)	(297,448)	7,283,619
F. Mark Wolfinger	—	(88,362)	(568,033)	—

[1] The executive contributions for Mr. Dillon related to deferred salary and/or bonus that is reported in the 2022 row of the 2022 Summary Compensation Table under the "Salary" and "Non-Equity Incentive Plan Compensation" columns.

[2] None of the amounts in this column have been reported in the Summary Compensation Tables for prior fiscal years.

[3] Aggregate balances as of December 28, 2022 include the following amounts that were previously reported as compensation to the NEOs in the Summary Compensation Table for years prior to 2022: $97,619 for Mr. Dillon (2016-2021), $271,790 for Mr. Dunn (2013-2019) and $1,078,126 for Mr. Miller (2011-2019). The aggregate balances for Messrs. Verostek, Dillon and Miller also include the value of deferred PSUs. The original grant date fair value of the deferred PSUs reported as compensation in the Summary Compensation Table for years prior to 2022 was $98,016, $21,471, $386,011 and $4,162,518 for Messrs. Verostek, Dillon, Dunn and Miller, respectively.

The Deferred Compensation Plan allows eligible employees to defer current compensation on a pre-tax basis. Certain eligible employees may also defer PSUs that are earned by the employee pursuant to his or her performance award under the LTIP, which performance award provides the employee with the ability to earn shares of our Common Stock under our equity incentive plans if the performance goals set forth in the performance award are met. Participation in the Deferred Compensation Plan is limited to a select group of management or highly compensated employees of Denny's, Inc.

Under the terms of the Deferred Compensation Plan, a participant may elect to defer up to 50% of his or her base salary and up to 100% of his or her annual bonus (effective January 1, 2018, up to 75% of annual bonus), on a pre-tax basis. A participant may defer up to 100% of the PSUs that are earned by the participant under the LTIP. Deferrals of base salary and bonus will be credited to the participant's account on a periodic basis consistent with the payroll cycle. A participant's PSU deferrals are credited after the PSUs are earned to an account as units, with each unit equivalent in value to one share of our Common Stock. New deferral elections are required each year for base salary, annual bonus and PSUs. Discretionary contributions may be made to the Deferred Compensation Plan by the Company, but none are currently made, and matching contributions were made to the Deferred Compensation Plan by the Company.

The portion of the participant's account that consists of cash compensation deferrals will be credited with earnings and losses based on publicly traded mutual fund investment options selected by the participant that closely mirror the investment options in our 401(k) plan. These investments are priced daily according to closing market values. Trades from fund to fund can be made on a daily basis. Dividend equivalents on PSUs are credited to the participant's account and may be invested in the same manner as cash deferrals under the Deferred Compensation Plan. A participant may request a change in allocation of an account balance or future deferrals at any time.

A participant is at all times 100% vested in his or her elective deferrals of cash compensation and earnings thereon. Discretionary contributions and earnings thereon become vested as determined by the committee appointed to administer the Deferred Compensation Plan and matching contributions and earnings thereon were 100% vested at all times. Elective deferrals of earned PSUs and dividend equivalents (and earnings) thereon are also 100% vested at all times.

Subject to the terms of the Deferred Compensation Plan, a participant may elect, in accordance with the terms of the Deferred Compensation Plan, to receive payment of the salary and bonus deferrals (and discretionary and matching contributions) credited to his or her account on fixed date(s) while still employed by Denny's, Inc. or following termination of employment. These amounts are payable in cash generally in the form of a lump sum distribution or in installments of up to ten years (or a maximum of five years for in-service distributions), at the election of the participant made in accordance with the terms of the Deferred Compensation Plan, and subject to exceptions as set forth in the Deferred Compensation Plan (including in the event of a change in control or the participant's death or disability).

Subject to the terms of the Deferred Compensation Plan, a participant will receive PSUs and dividend equivalents credited to his or her account following termination of employment. When paid, the deferred PSUs are converted into an equivalent number of shares of our Common Stock. Dividend equivalents are paid in cash. These amounts are payable in the form of a lump sum distribution or in installments of up to ten years, at the election of the participant made in accordance with the terms of the Deferred Compensation Plan and subject to exceptions as set forth in the Deferred Compensation Plan (including in the event of a change in control).

As a result of Section 409A of the Code, certain key employees (including the NEOs) may be subject to a six-month waiting period for distribution following termination of employment.

Summary of Termination Payments and Benefits

NEOs In Service at Year End. The NEOs are participants in the Severance Plan, which provides for severance payments and benefits in the event of a participant's employment termination without "cause" or for "good reason", plus enhanced benefits if such termination is in connection with a change in control of the Company.

Under the terms of the Severance Plan, "Cause" when determined to be the basis for an executive officer's termination of employment shall generally mean any of the following acts by the officer, as determined by the Board: (i) substantial neglect of work; (ii) long periods of absence from work without the consent of the Company; (iii) intentional activity that conflicts with or is adverse to the business or other interests of the Company; (iv) willful misconduct or actions reasonably detrimental to the Company; or (v) the conviction of, any crime involving the personal enrichment of the officer at the Company's expense, a felony, or a crime involving dishonesty or moral turpitude. "Good Reason" under the terms of the Severance Plan generally means (as a reason for an executive officer's resignation from employment) when any of the following events occur without the consent of the executive officer: (i) duties are assigned to an executive officer that are materially inconsistent with, or there is a material reduction of, an officer's authority, duties or responsibilities; (ii) a material reduction of an executive officer's base salary or bonus; (iii) a change of greater than 50 miles of the location where the executive officer is required to work; and (iv) certain material breaches by the Company of agreements with the officer. In order to resign for Good Reason, an executive officer must give notice to the Company within 90 days of the occurrence of the event giving rise to Good Reason, and the Company must have failed to cure the problematic condition within a reasonable period of time after receiving notice.

The following table summarizes the approximate value of the termination payments and benefits that each of Ms. Valade, Mr. Verostek, Mr. Dillon, Ms. Sharps Myers and Mr. Dunn would have received if they had terminated employment at the close of business on December 28, 2022 and based on the positions they each held at that time. The amounts shown in the table exclude distributions under our 401(k) retirement plan that is generally available to all of our salaried employees, as well as the executive's accrued but unpaid obligations. The amounts also exclude benefits and payments that are disclosed in the "2022 Nonqualified Deferred Compensation" section above.

	Kelli F. Valade	Robert P. Verostek	John W. Dillon	Gail Sharps Myers	Stephen C. Dunn
Reason for Termination:					
By Company Without Cause; By Executive for Good Reason					
Cash Severance[1]	$ 875,000	$ 475,000	$ 500,000	$ 470,000	$ 400,000
Health & Welfare Continuation (estimated)[2]	17,384	22,471	21,666	14,640	22,471
Outplacement Services (estimated)[3]	20,000	20,000	20,000	20,000	20,000
Total	**$ 912,384**	**$ 517,471**	**$ 541,666**	**$ 504,640**	**$ 442,471**
Retirement[4]					
Accelerated 2021 LTIP Award[5]	$ —	$ —	$ —	$ —	$ 79,434
Accelerated 2022 LTIP Award[5]	—	—	—	—	47,917
Total	**$ —**	**$ —**	**$ —**	**$ —**	**$ 127,351**
Death or Disability					
Accelerated 2021 LTIP Award[5]	$ —	$ 112,772	$ 106,294	$ 99,294	$ 79,434
Accelerated 2022 LTIP Award[5]	332,551	68,282	52,109	56,300	47,917
Total	**$ 332,551**	**$ 181,054**	**$ 158,403**	**$ 155,594**	**$ 127,351**
Termination Within 24 Months Following a Change of Control (By Company Without Cause; By Executive for Good Reason)					
Cash Severance[1]	$1,750,000	$ 950,000	$1,000,000	$ 940,000	$ 800,000
Health & Welfare Continuation (estimated)[2]	34,768	44,942	43,332	29,280	44,942
Accelerated 2021 LTIP Award[5]	—	208,722	196,737	183,780	147,024
Accelerated 2022 LTIP Award[5]	1,553,634	319,002	243,446	263,032	223,860
Outplacement Services (estimated)[3]	20,000	20,000	20,000	20,000	20,000
Estimated Code Section 280G "Cut-Back" to Avoid Excise Tax[6]	—	—	—	—	—
Total	**$3,358,402**	**$1,542,666**	**$1,503,515**	**$1,436,092**	**$1,235,826**

[1] Reflects severance payments pursuant to the Severance Plan consisting of salary continuation for 12 months, or a lump sum payment equal to two times base salary and target bonus in the event of termination within two years of a change in control.

[2] Reflects a payment pursuant to the Severance Plan equal to the cost of providing continued health and welfare benefits for a period of 12 months following termination, or a period of 24 months following termination within two years of a change in control.

[3] Executive officers (executive vice presidents and above) are eligible to receive up to $20,000 of outplacement services pursuant to the Severance Plan for a period of 12 months following termination.

[4] Under the terms of the LTIPs, "retirement" means voluntary termination on or after age 55, provided that the sum of the total of the participant's age and years of service with the Company is equal to or greater than 70.

[5] The 2022 RSUs and 2021 RSUs vest on the date of change in control. The 2022 and 2021 PSUs vest upon a change in control at the actual performance level on the date of change in control. Upon death or termination upon permanent disability, the 2022 RSUs and 2021 RSUs vest on a prorated basis as of such date and the 2022 and 2021 PSUs vest on a prorated basis based upon actual performance as of such date. If voluntary retirement had occurred as of December 28, 2022, for the applicable NEOs, the 2022 RSUs and 2021 RSUs would have vested on a prorated basis. Similarly, the 2022 and 2021 PSUs would have vested on a prorated basis and would be earned and paid based on actual performance through the end of the three-year performance period.

(6) The Severance Plan provides that in the event the executive would be subject to a 20% excise tax under Section 4999 of the Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits), the payments and benefits will be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

The Severance Plan provides that receipt of payments and benefits under the plan is contingent upon a plan participant entering into a separation agreement and general release of claims, the material provisions of which include a non-disparagement agreement and a covenant not to sue, a two-year disclosure and use of confidential information restriction, and a 12-month restriction not to (i) solicit Company employees employed at the time of participant's employment, (ii) solicit customers of the Company at the time of participant's employment, and (iii) compete within the family dining segment.

NEOs Not in Service at Year End. Mr. Miller retired from employment at the Company during 2022. He did not qualify for any Severance Plan benefits but was eligible for prorated vesting of his RSUs and PSUs (subject to actual performance results for the PSUs) under the retirement provisions in those awards as described above. The value of his prorated RSUs and PSUs as of his August 3, 2022 retirement date (assuming target performance for the PSUs) was $1,114,830.

In connection with Ms. Valade being hired as our CEO and President during 2022 and the resulting reorganization of executive duties, Mr. Wolfinger and Mr. Bode experienced good reason under the Severance Plan. As a result, they were each entitled to receive the cash severance benefits provided by the Severance Plan for a non-change in control good reason termination. Those amounts were as follows:

	F. Mark Wolfinger	Christopher D. Bode
Reason for Termination:		
By Executive for Good Reason		
Cash Severance	$600,000	$425,000
Health & Welfare Continuation (estimated)	17,985	1,517
Total	**$617,985**	**$426,517**

Mr. Wolfinger qualified for retirement treatment for his RSUs and PSUs. In order to recognize his prior service and continuing service during 2022 as a non-employee director, the Compensation Committee amended Mr. Wolfinger's outstanding awards to allow an additional seven months of prorated vesting through the end of 2022. The prorated PSUs remain subject to actual performance results for the full performance period. The value of his prorated RSUs and PSUs as of his June 1, 2022 retirement date (assuming target performance for the PSUs) was $587,103.

Mr. Bode qualified for retirement treatment for his RSUs and PSUs. The prorated PSUs remain subject to actual performance results for the full performance period. The value of his prorated RSUs and PSUs as of his August 30, 2022 retirement date (assuming target performance for the PSUs) was $209,590.

CEO Pay Ratio

CEO Pay Ratio As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K, we are providing disclosure of the annualized total compensation of our CEO, Kelli Valade, the annual total compensation of our "median employee" (determined by excluding our CEO), and the ratio of their respective annual total compensation to each other (in each case, with annual total compensation calculated in accordance with SEC rules applicable to the 2022 Summary Compensation Table).

In determining our median employee, we chose December 28, 2022 (our 2022 fiscal-year end) as the determination date. As of this date, we employed 3,280 employees who were active (i.e., they had earnings greater than zero in fiscal 2022). Consistent with SEC requirements, we reviewed our global employee population as of December 28, 2022 to prepare the pay ratio analysis. Our median employee was selected using W-2 earnings for fiscal 2022 (i.e., base salary, bonus, overtime, shift differential), which was consistently applied across our entire global employee population for fiscal 2022 (excluding our CEO). In determining our median employee, we annualized the pay of any employees that were active employees on December 28, 2022 but had been employed for less than the full fiscal year period as permitted by the SEC rule and, as stated above, only included employees who were active employees on December 28, 2022 (i.e., they had earnings greater than zero in fiscal 2022). We did not use any of the exemptions permitted under SEC rules, and did not rely on any material assumptions, adjustments (e.g., cost-of-living adjustments) or estimates (e.g., statistical sampling) to identify our median employee or determine annual total compensation or any elements of annual total compensation for our median employee or Ms. Valade.

Once we identified our median employee, we calculated such employee's annual total compensation as described above for purposes of determining the ratio of Ms. Valade's annual total compensation to such employee's annual total compensation. For Ms. Valade's total compensation, given her June 2022 hire date, we used her total compensation for 2022 from the Summary Compensation Table but annualized her salary and determined the value of her stock awards and non-equity incentive plan compensation had it not been prorated. The annual total compensation values are as follows for fiscal 2022, our last completed fiscal year:

CEO Pay Ratio	
Median employee total compensation	$ 26,126
CEO total compensation	$6,077,179
Ratio of CEO to Median Employee compensation	232:1

2022 Pay Versus Performance

As required by SEC rules, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company's aligns executive compensation with the Company's performance, refer to the CD&A.

Year	Summary Compensation Table Total for PEO [1]		Compensation Actually Paid to PEO [2]		Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Actually Paid to non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On		Net income (loss) (in millions)	Adjusted EBITDA (in millions)
	Kelli F. Valade	John C. Miller	Kelli F. Valade	John C. Miller			Total Shareholder Return [5]	Peer Group Total Shareholder Return[6]		
2022	3,427,341	4,575,064	3,245,486	(3,059,884)	1,724,289	384,556	44	103	74,712	77,504
2021	—	6,400,488	—	5,982,906	1,893,720	1,793,436	78	121	78,073	85,582
2020	—	5,340,240	—	1,241,356	1,343,743	579,316	70	115	(5,116)	26,643

[1] The dollar amounts reported are (i) for 2022, the amounts of total compensation reported for Ms. Valade (our current Chief Executive Officer from June 13, 2022 until December 28, 2022) and the amounts of total compensation reported for Mr. Miller (our former Chief Executive Officer until June 13, 2022), (ii) for 2021 and 2020, the amounts of total compensation reported for Mr. Miller (our Chief Executive Officer in those years) (Ms. Valade and Mr. Miller, together, the "PEOs") in the "Total" column of the 2022 Summary Compensation Table.

[2] The dollar amounts reported represent the amount of "compensation actually paid" to the relevant PEO during the applicable year as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the relevant PEO during the applicable year. In accordance with SEC rules, the following adjustments were made to the relevant PEO's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO		Minus Reported Value of Equity Awards[a]		Plus Equity Award Adjustments[b]		Compensation Actually Paid to PEO	
	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller
2022	3,427,341	4,575,064	2,450,288	3,793,071	2,268,433	(3,841,877)	3,245,486	(3,059,884)
2021	—	6,400,488	—	4,451,217	—	4,033,635	—	5,982,906
2020	—	5,340,240	—	3,981,133	—	(117,751)	—	1,241,356

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the 2022 Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at End of the Year		Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards		Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year		Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year		Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year		Total Equity Award Adjustments	
	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller	Ms. Valade	Mr. Miller
2022	2,268,433	329,299	—	(940,011)	—	145,170	—	(1,482,248)	—	(1,894,087)	2,268,433	(3,841,877)
2021	—	3,695,462		365,396	—	352,198	—	(379,421)	—	—	—	4,033,635
2020	—	3,313,367		(1,865,425)	—	41,060	—	(1,606,753)	—	—	—	(117,751)

[3] The dollar amounts reported represent the average of the amounts reported for the Company's (NEOs) as a group (excluding the relevant PEO or PEOs for the applicable year) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposed of calculating the average each year are as follows: (i) for 2022, Mr. Verostek, Mr. Dillon, Ms. Sharps Myers, Mr. Dunn, Mr. Wolfinger, and Mr. Bode, (ii) for 2021, Mr. Verostek, Mr. Wolfinger, Mr. Bode, and Mr. Dillon; and (iii) for 2020, Mr. Verostek, Mr. Wolfinger, Mr. Bode, Mr. Dillon, and Mr. Dunn.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the relevant PEO or PEOs for the applicable year), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the relevant PEO or PEOs for the applicable year) during the applicable year. In accordance with SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding the relevant PEO or PEOs for the applicable year) for each year to determine the compensation actually paid, using the same methodology described above in Note (2):

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Minus Average Reported Value of Equity Awards	Plus Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2022	1,724,289	883,279	(456,454)	384,556
2021	1,893,720	1,032,624	932,340	1,793,436
2020	1,343,743	746,809	(17,618)	579,316

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at End of the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Total Average Equity Award Adjustments
2022	239,223	(322,677)	50,864	(287,777)	(136,087)	(456,454)
2021	857,301	74,153	81,703	(80,817)	—	932,340
2020	630,026	(378,324)	3,279	(272,599)	—	(17,618)

(5) Cumulative TSR is calculated by dividing the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The TSR assumes that $100 was invested in the Company's stock on December 25, 2019.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group consists of public companies that operate in the restaurant industry. Beginning in 2020, the peer group includes the following companies: BJ's Restaurants, Inc. (BJRI), Bloomin' Brands, Inc. (BLMN), Brinker International, Inc. (EAT), Cracker Barrel Old Country Store, Inc. (CBRL), Del Taco Restaurants, Inc. (TACO), Dine Brands Global, Inc. (DIN), El Pollo Loco Holdings, Inc. (LOCO), Fiesta Restaurant Group, Inc. (FRGI), Jack in the Box Inc. (JACK), Nathan's Famous, Inc. (NATH), Red Robin Gourmet Burgers, Inc. (RRGB), Ruth's Hospitality Group, Inc. (RUTH), Shake Shack, Inc. (SHAK), Texas Roadhouse, Inc. (TXRH), The Cheesecake Factory Incorporated (CAKE), and Wingstop Inc. (WING). In 2021, Nathan's Famous, Inc. and Red Robin Gourmet Burgers, Inc. were removed from the peer group, In 2022, Noodles & Company (NDLS) was added to the peer group. In addition, in 2022, Del Taco Retaurants, Inc. (TACO) was included in the peer group until it was acquired by Jack in the Box Inc, (JACK) in March 2022. We periodically revise the peer group to more closely reflect a representative sampling of comparable companies in our industry. For 2022, if the peer group would have remained unchanged from 2021, the resulting cumulative peer total shareholder return would have been $105 in 2022. For 2021, if the peer group would have remained unchanged, the resulting cumulative peer total shareholder return would have been $121 in 2021 and $103 in 2022.

(7) The dollar amounts reported represent the amount of net income reflected in the Consolidated Financial Statements in our Form 10-K filed with the SEC on February 27, 2023.

(8) Adjusted EBITDA is a key measure in both our annual and long-term incentive compensation programs. See the CD&A for the definition of Adjusted EBITDA and see Appendix A for a reconciliation to GAAP of Adjusted EBITDA for 2022.

The items listed below represent the four financial measures we use to link compensation actually paid for the year to company performance as further described in our Compensation Discussion and Analysis (CD&A):
Adjusted EBITDA
Domestic system-wide same-restaurant sales change
Relative TSR performance against the companies in the S&P 600 Consumer Discretionary Index
Adjusted EPS growth

Relationship Between Compensation Actually Paid ("CAP") and Performance

The graphs below show the relationship of CAP to our PEOs and Other NEOs to (i) the Company's Net Income, (ii) the Company's Adjusted EBITDA, (iii) and TSR of both the Company and the Peer Group.

CAP reflects, among others, adjustments to the fair value of equity awards during the years presented. Factors impacting adjustments to the fair value of equity awards include the price of our Common Stock at year end, actual achievement of performance goals and nonvesting of awards due to retirements and terminations for good reason. These adjustments contributed significantly to the change in CAP reported for 2020 to 2021.





2022 Director Compensation

The following table sets forth information concerning the compensation of the Company's non-employee directors for fiscal 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Bernadette S. Aulestia	119,470	110,001	229,471
Olu Beck	101,250	110,001	211,251
Gregg R. Dedrick	136,250	110,001	246,251
José M. Gutiérrez	141,250	110,001	251,251
Brenda J. Lauderback	238,750	110,001	348,751
John C. Miller	32,609	86,494	119,103
Donald C. Robinson	129,280	110,001	239,281
Laysha Ward	120,000	110,001	230,001
F. Mark Wolfinger	46,593	105,785	152,378

[1] The amounts in this column reflect the cash fees earned and/or paid to our non-employee directors as described below under "2022 Director Compensation Program." Cash fees earned and/or paid to Messrs. Miller and Wolfinger were prorated based on their time as non-employee directors and have also been included in the 2022 Summary Compensation Table. A one-time cash payment was made to our non-employee directors in recognition of extraordinary service throughout the COVID-19 pandemic in the amount of $25,000 per director, with the exception of Ms. Beck whose payment was $12,500 due to her abbreviated time on the Board. Messrs. Miller and Wolfinger did not receive the one-time cash payment.

[2] The amounts in this column reflect the grant date fair value of DSUs awarded to directors pursuant to our equity incentive plans determined in accordance with FASB ASC 718. Details on the valuation and terms of these awards can be found in Note 13 to the Consolidated Financial Statements in our Form 10-K filed with the SEC on February 27, 2023. Grants to Messrs. Miller and Wolfinger were prorated based on their time as non-employee directors and have also been included in the 2022 Summary Compensation Table and the 2022 Grant of Plan-Based Awards Table. The aggregate number of DSUs held as of December 28, 2022 for Mss. Aulestia and Beck, Messrs. Dedrick, Gutiérrez, Ms. Lauderback, Messrs. Miller and Robinson, Ms. Ward and Mr. Wolfinger were 51,890, 17,452, 50,455, 80,109, 175,260, 8,844, 151,006, 103,412, and 10,027, respectively.

2022 Director Compensation Program

The 2022 non-employee director compensation was comprised of annual cash fees and an annual equity grant as follows:

Annual Cash Fees –

• An annual cash retainer of $80,000 (for all non-employee directors other than the Board Chair);

• An annual cash retainer of $190,000 for the Board Chair;

• An additional annual cash retainer of $20,000 for the chair of the Audit Committee;

• An additional annual cash retainer of $15,000 for the chair of the Compensation Committee;

• An additional annual cash retainer of $15,000 for the chair of the Governance Committee;

• A $10,000 annual cash retainer is paid to the Audit Committee, Compensation Committee, and Governance Committee members; and

• A meeting fee of $1,500 for telephonic and in-person attendance at any Board meeting in excess of regularly scheduled meetings (for all non-employee directors).

Subject to any applicable deferral election, all retainer amounts are payable in quarterly installments in advance, and all meeting fees are payable in the quarter following the date of the meeting. All Board members are given the opportunity to elect to defer all or a specified percentage of their cash retainer amounts in the form of share-settled DSUs.

Annual Equity Grant –

All Board members received an annual grant of DSUs valued at $110,000 (Messrs. Miller and Wolfinger's grants were prorated based on time as non-employee directors). All DSUs settle in shares of Denny's Common Stock on a one-for-one basis. All DSUs will vest in full on the first anniversary of grant and will generally be settled in shares of Common Stock upon the Board member's termination of service, including in connection with a change in control, subject to a deferral election.

Changes for 2023-

For 2023, the Board Chair's compensation is being adjusted to shift her $55,000 in additional compensation from cash to the annual equity grant. As a result, for 2023, the Board Chair's annual cash retainer will be $135,000 and the grant value of the DSUs will be $165,000.

PROPOSAL 5	Stockholder Proposal Regarding the Preparation of an Analysis of a Paid Sick Leave Provision among Franchise Employees and Assessing the Feasibility of Inducing or Incentivizing Franchisees to Provide Some Amount of Paid Sick Leave to All Employees

 Our Board of Directors recommends that you vote **AGAINST** the proposal

The Benedictine Sisters of Mount St. Scholastica, Atchison, Kansas, which has represented that it holds at least $2,000.00 in market value of our Common Stock, submitted the below stockholder proposal for the Annual Meeting.

STOCKHOLDER PROPOSAL

Denny's

Paid Sick Leave

WHEREAS: Nearly 28 million people working in the private sector in the U.S. have no access to earned sick time, or "paid sick leave" (PSL), for short-term health needs and preventive care.[1] Working people in the United States face an impossible choice when they are sick: to stay home and risk their economic stability, or to go to work and risk their health and the public's health.

The vast majority (62%) of the lowest earning 10% of American employees do not have access to PSL.[2] 48% of Latinx workers and 36% of Black workers report having no paid time away from work of any kind.[3]

As the COVID-19 pandemic has shown, PSL is a crucial contributor to improved public health outcomes, allowing workers exposed to illness to quarantine. One study found a 56% reduction in COVID-19 cases per state as a result of temporary federally mandated PSL,[4] and others an 11-30% reduction in influenza-like illnesses from state and local mandates.[5] State and local PSL mandates have been shown to reduce the rate at which employees report to work ill in low-wage industries where employers don't tend to provide PSL, lowering disease and absence rates.[6]

PSL increases productivity[7] and reduces turnover, which reduces hiring costs.[8] This is important for lower-wage industries with high turnover. Companies across sectors, such as Darden,[9] Facebook,[10] Home Depot, Levi's,[11] and Patagonia[12] are expanding and disclosing their policies to benefit their employees and bolster their brands.[13]

While Denny's states "we offer a robust set of benefits and rewards that focus on…health and wellness, time-off benefits, and other perks that are designed to make our peoples' experience as a Denny's team member productive and fun,"[14] there is no description or disclosure on paid sick leave. Further 96% of the total restaurants are franchised.

Increasing transparency of Denny's paid sick leave policy would help the company demonstrate how it is implementing its commitment to "providing a productive, safe and fair work environment to every employee."[15]

RESOLVED: Shareholders of Denny's ask the company to issue a report analyzing the provision of paid sick leave among franchise employees and assessing the feasibility of inducing or incentivizing franchisees to provide some amount of paid sick leave to all employees.

SUPPORTING STATEMENT: The report may include an assessment of potential avenues for the company to influence franchisees to take the requested action(s) on paid sick leave, such as financial incentives, franchise agreements, or other means.

1 https://www.bls.gov/news.release/pdf/ebs2.pdf

2 https://www.bls.gov/news.release/pdf/ebs2.pdf

3 https://www.bls.gov/news.release/leave.t01.htm

4 https://www.healthaffairs.org/doi/10.1377/hlthaff.2020.00863

5 https://www.nber.org/system/files/working_papers/w26832/w26832.pdf

6 https://voxeu.org/article/pros-and-cons-sick-pay

7 https://voxeu.org/article/pros-and-cons-sick-pay

8 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649342/

9 https://www.darden.com/careers/restaurant-careers

10 https://techcrunch.com/2017/02/07/facebook-parental-leave-bereavement-benefits/

11 https://hrexecutive.com/levis-to-offer-paid-sick-leave-to-part-time-workers/

12 https://www.patagonia.com/stories/family-business-weighing-the-business-case/story-32958.html

13 https://techcrunch.com/2017/02/07/facebook-parental-leave-bereavement-benefits/

14 https://s29.q4cdn.com/169433746/files/doc_financials/2021/ar/DENN-2021-Annual-Report.pdf

15 https://s29.q4cdn.com/169433746/files/doc_downloads/governance/BA296-Code-of-Conduct-Updates-V15.pdf

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO STOCKHOLDER RESOLUTION

Due to our highly franchised business model, Denny's direct control over the compensation and benefits arrangements is limited to the team members employed in our 66 company-operated restaurants and corporate support functions. Our franchisees operate distinctly separate business entities. Our franchise agreement specifies that a franchisee is solely responsible for setting all wages and maintaining hours, working conditions and other benefits for all of its employees in accordance with all federal, state, and local laws and must comply with such laws. Further, a Denny's franchisee is solely responsible for seeking legal advice and maintaining compliance with any new or amended laws and regulations concerning employment matters.

In February 2020, the National Labor Relations Board ("NLRB") issued a final rule, which is in force today and specifies that joint-employer status is established where a company exercises "substantial direct and immediate control" over the essential terms and conditions of another company's employees.[1] In accordance with that ruling, if Denny's were to specify within our franchise agreements required benefits that franchisees must make available to their employees, as suggested by this shareholder proposal, Denny's would be considered a joint-employer with our franchisees. The joint-employer status could then force Denny's to collectively bargain with a union that doesn't represent its own employees, lose the protections against union picketing of neutral employees and share in liability for labor and employment violations committed by another business.[2]

In September 2022, the NLRB issued a proposed ruling that would expand the factors that can establish a joint-employer relationship to include indirect and unexercised control over the essential terms and conditions of employment.[3] The potential for extending labor law obligations across companies is a particular concern in the franchising industry.[4,5] Should this proposed NLRB ruling become a final ruling, franchise businesses like Denny's would be subject to significantly increased legal liability when exercising indirect control. This would include providing financial incentives to franchisees to ensure certain benefits are made available to their employees, as suggested by this shareholder proposal. We believe the liability exposure under both the current NLRB rule and potential increased exposure under the proposed NLRB rule make this shareholder proposal untenable.

Denny's chooses to focus on the whole person by offering employees in its company-operated restaurants and corporate support functions valuable resources and incentives that help them thrive in a progressive career, including comprehensive benefits designed to support the overall well-being of our team members and their families. We offer a robust set of benefits and rewards that focus on recognition, career building, health and wellness, and other perks that are designed to make our employees' experience productive and fun.

We assess our culture and listen to our workforce through periodic employee engagement surveys. Numerous policy changes have been made or been influenced by the feedback we receive from our employees. In response to the pandemic, Denny's developed a broad-based plan to address COVID-19-related sick leave. During the most challenging periods of the pandemic, we provided employees in our company-operated restaurants and corporate support functions up to 10 days of paid sick leave while complying with quarantine protocols due to either testing positive or having direct exposure to someone with a positive test result, based on CDC guidelines and local ordinance, as applicable.

We are proud to offer an Employee Assistance Program to all employees and family members. This confidential program is available 24/7 for personal or professional consultations. In addition, we provide our employees with access to a 401(k) savings plan, tuition reimbursement, life insurance options, and a competitive vacation policy. Our compensation and performance evaluation systems are carefully designed to maintain pay equity by focusing pay decisions on experience and performance to ensure the Company retains a highly productive workforce to operate our business while providing a high level of service to our guests.

Our guest net sentiment scores have been trending higher over the last year and most recently we noted a dramatic 600 basis point monthly net sentiment score increase with improvements across all major metrics.[6] Despite persistent staffing challenges in the restaurant industry, we have experienced increased staffing levels and reduced turnover. In fact, we recently noted staffing levels at company operated restaurants remain comparable to pre-pandemic levels and rolling 12-month management turnover in our restaurants during the fourth quarter of 2022 was better than the Black Box Intelligence Family Dining Index by approximately 750 basis points.[6]

Beyond improved guest ratings, improved staffing levels, and reduced turnover, we believe our culture and comprehensive benefits programs contributed to Denny's recognition for the second year in a row as one of America's Top 100 Most Loved Workplaces for 2022 by Newsweek and the Best Practice Institute.[7] Not only were we pleased to be recognized again, we were delighted to move up eight positions on the list from the preceding year.[8] We were also recently honored to be recognized as one of America's Greatest Workplaces for Diversity for 2023 by Newsweek.[9]

Board of Directors' Statement in Opposition to Stockholder Resolution

In light of our practices noted above, the Board believes this proposal is redundant and unnecessary and that devoting resources to preparing this analysis would be inefficient and not in the best interests of stockholders. For the above reasons the Board recommends that the stockholders vote **AGAINST** this proposal, if properly presented at the meeting.

[1] https://www.littler.com/publication-press/publication/nlrb-proposes-new-joint-employer-standard-would-dramatically-expand

[2] https://news.bloomberglaw.com/daily-labor-report/labor-board-proposes-broadened-regulation-on-joint-employers

[3] https://www.nlrb.gov/news-outreach/news-story/nlrb-issues-notice-of-proposed-rulemaking-on-joint-employer-standard

[4] https://news.bloomberglaw.com/daily-labor-report/labor-board-proposes-broadened-regulation-on-joint-employers

[5] https://www.franchisewire.com/ifa-sounds-alarm-over-proposed-joint-employer-rule-change/

[6] https://finance.yahoo.com/news/denny-corporation-nasdaq-denn-q4-214114274.html

[7] https://www.newsweek.com/rankings/americas-100-most-loved-workplaces-2022

[8] https://www.newsweek.com/americas-most-loved-workplaces-2021

[9] https://www.newsweek.com/rankings/americas-greatest-workplaces-2023-diversity

RELATED PARTY TRANSACTIONS

During the Company's last fiscal year, there were no transactions that occurred or relationships that existed between the Company and its directors, director nominees, executive officers, 5% stockholders or their respective immediate family members that require disclosure under SEC regulations.

The Company maintains a written policy and procedures for the review, approval or ratification of related party transactions. Pursuant to the Company's Related Party Transaction Policy and Procedures, the Company will enter into or ratify transactions with "related parties" (as the term is defined in Item 404 of Regulation S-K) only when the Board, acting through the Governance Committee determines that the related party transaction in question is in, or is not inconsistent with, the best interests of the Company and its stockholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides or receives products or services to or from a related party on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally. Accordingly, the Governance Committee will review the material facts of all proposed related party transactions that require approval and either approve or disapprove of the entry into the related party transaction. If advance Governance Committee approval of a related party transaction is not feasible, then the related party transaction will be considered and, if the Governance Committee determines it to be appropriate, ratified at the committee's next regularly scheduled meeting. In determining whether to approve or ratify a related party transaction, the Governance Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

CODE OF ETHICS

Denny's Corporation has adopted a code of ethics entitled "Denny's Code of Conduct" which is applicable to the Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Corporate Controller, all other executive officers and key financial and accounting personnel as well as each salaried employee of the Company. The Denny's Code of Conduct is posted on the Company's website at www.dennys.com.

The Company will post on its website any amendments to, or waivers from, a provision of the Denny's Code of Conduct that applies to the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief Accounting Officer and Corporate Controller or persons performing similar functions, and that relates to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that Denny's Corporation files with, or submits to, the SEC and in other public communications made by Denny's Corporation; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of Denny's Code of Conduct to an appropriate person or persons identified in the code; or (v) accountability to adherence to the Code of Conduct.

DENNY'S ESG COMMITMENT

Feeding People's Minds, Bodies, and Souls

Denny's is America's Diner, a place shaped by a simple philosophy: *We Love to Feed People's Minds, Bodies and Souls*. This is our purpose and it is what drives us to give back to the communities we serve. We believe that we have a responsibility to make a positive, meaningful impact in the industry in which we operate, from the communities we serve, to all impacted by our restaurant operations. Our environmental, social, and governance ("ESG") journey is guided by our shared values, and we are dedicated to continuously improving our impact through establishing visible and measurable progress. We believe in doing things the right way, which is why we are committed to building a robust and impactful ESG program.

2022 Highlights



Issued 2021 ESG Report
Since 1993, sourced $2 billion from diverse & disadvantaged businesses.
$2 BILLION
Named by Newsweek America's Most Loved Workplaces in 2021 and 2022
AMERICA'S MOST LOVED WORKPLACES 2022
Newsweek
Implemented ConserveWell in company-operated restaurants
Supported communities with our Mobile Relief Diner
Over 98,000 meals served
MOBILE RELIEF DINER
Installed car charging stations at Denny's restaurants
EV
Alignment with the UN Sustainable Development Goals
Participated in Corporate Equality Index 2022
HUMAN RIGHTS CAMPAIGN
Continued our partnership with charitable organization
United Way
United Way of the Piedmont
NO KID HUNGRY
St. Jude Children's Research Hospital
Habitat for Humanity

ESG Oversight

The Board and its Committees provide oversight of our practices and reporting with respect to sustainability matters. In addition, our management team and other employee subject matter experts are responsible for the implementation of our ESG strategy, initiatives and communications.

BOARD OF DIRECTORS		
↓	↓	↓
CORPORATE GOVERNANCE COMMITTEE	AUDIT COMMITTEE	COMPENSATION COMMITTEE
↓	↓	↓
EXECUTIVE LEADERSHIP TEAM		
↓	↓	↓
ESG STEERING COMMITTEE	DE&I COUNCIL	COMPLIANCE COMMITTEE
ESG strategy development, implementation & communication	DE&I strategy development, implementation, communication & community engagement	Enterprise risk management development & implementation
Participation by Finance, Human Resources, Legal, Product Development, Operations & Procurement	Participation by Business Resource Group Leaders, Finance, Human Resources, Marketing, Legal & Operations	Participation by Audit, Finance, Human Resources, IT, Legal & Operations

Our ESG Pillars

ENVIRONMENTAL	SOCIAL	GOVERNANCE
Energy & Water Management	Diversity, Equity & Inclusion	Ethical Business Practices
Environmental Management	Employee Growth & Development	Data Privacy & Security
Raw Materials	Employee Well Being & Company Engagement	
	Supply Chain & Ethical Labor Standards	

Environmental: We believe that the environment is shared by us all. We are continuously researching and designing innovative ways to not only create environmental awareness among stakeholders but to also cultivate a more sustainable supply chain, putting green initiatives in place for all new construction and designing innovative ways to boost efficiency.

Social: We are committed to building a workforce centered on our values and promoting the well-being of people across our entire value chain—employees, customers, partners and suppliers. We believe in the potential of our workforce and the importance of providing career development for those who want to learn and grow with us and we celebrate diversity and embrace differences to broaden our perspectives and strengthen the work we do. Our focus is to foster a culture of teamwork that upholds diversity and inclusion, and we are dedicated to creating an environment of equity for the people that we employ.

Governance: At Denny's we emphasize a culture of accountability and conduct our business in a manner that is fair, ethical, and responsible to earn the trust of our stakeholders, including customers, team members, and stockholders. We also maintain a robust risk management program to ensure compliance with applicable laws and regulations governing ethical business practices.

For more information on Denny's ESG Commitments, see our **2021 ESG Report**, which can be found under the *Social Impact* page of our website at https://www.dennys.com/social-impact.

OTHER MATTERS

Expenses of Solicitation

The Company will pay the costs of solicitation of proxies, including the cost of assembling and mailing this Proxy Statement and the material enclosed herewith. In addition to the use of the mails, proxies may be solicited personally, by telephone or facsimile or by corporate officers and employees of the Company without additional compensation. If you vote via the telephone or Internet or participate in the Annual Meeting through the Internet, you may incur costs associated with the telephone or electronic access, such as usage charges from Internet access providers and telephone companies, which the Company will not reimburse. The Company intends to request brokers and banks holding stock in their names or in the names of nominees to solicit proxies from their customers who own such stock, where applicable, and will reimburse them for their reasonable expenses of mailing proxy materials to their customers.

Discretionary Proxy Voting

In the event that any matters other than those referred to in the accompanying Notice of Meeting should properly come before and be considered at the Annual Meeting, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.

2024 Stockholder Proposals

In order for stockholder proposals intended to be presented at the Annual Meeting of Stockholders to be held in 2024 (the "2024 Annual Meeting") to be eligible for inclusion in the proxy statement and the form of proxy for such meeting, they must be received by the Company at the corporate address set forth above no later than December 8, 2023. Regarding stockholder nominations of directors and stockholder proposals intended to be presented at the 2024 Annual Meeting but not included in the proxy statement, including stockholder nominations of directors, pursuant to Article II, Sections 2 and 3 of the By-laws, respectively, written notice of such proposals, to be timely, must be received by the Company no earlier than February 17, 2024 and no later than March 18, 2024 (i.e., no more than 90 days and no less than 60 days prior to May 17, 2024, the first anniversary of the Annual Meeting and must include the information required by Rule 14a-19 under the Exchange Act). In the event that the date of the 2024 Annual Meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date, then to be timely such notice must be received by the Company no later than the later of (i) 70 days prior to the date of the meeting or (ii) the 10th day following the day on which public announcement of the date of the meeting was made. All such nominations and proposals for which timely notice is not received in the manner described above will be ruled out of order at the meeting, resulting in any such nominee not being eligible for election or such proposal's underlying business not being eligible for consideration at the meeting. Such notices must contain the information specified in the By-laws, including information concerning the proposed nominee or proposal and information about the stockholder's ownership of Common Stock.

Electronic Access to Future Proxy Materials and Annual Reports

Most stockholders may elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. If you are a stockholder of record, you can choose this option for future proxy statements and annual reports by indicating in the comment section of your proxy card or by following the instructions provided for you if you vote over the Internet or by telephone. If you hold Common Stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet.

If you choose to view future proxy statements and annual reports only over the Internet, next year you will receive a notice in the mail with instructions containing the Internet address of those materials.

Your choice will remain in effect indefinitely until you give notification otherwise by following the instructions to be provided.

Householding of Annual Meeting Materials

Certain banks, brokers, broker-dealers and other similar organizations acting as nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement and the Company's annual report for the fiscal year ended December 28, 2022 may have been sent to multiple stockholders in your household. If you would prefer to receive separate copies of a proxy statement or annual report in your household, either now or in the future, please contact your bank, broker, broker-dealer or other similar organization serving as your nominee. Upon written or oral request to the Denny's Corporation, Investor Relations, at the corporate address set forth in "General – Stockholder Voting – Voting by Proxy" in this Proxy Statement, the Company will promptly provide separate copies of this Proxy Statement and/or the Company's annual report for the fiscal year ended December 28, 2022. Stockholders sharing an address who are receiving multiple copies of this Proxy Statement and/or the Company's annual report for the fiscal year ended December 28, 2022 and who wish to receive a single copy of these materials in the future will need to contact their bank, broker, broker-dealer or other similar organization serving as their nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

FORM 10-K

A copy of the Company's Form 10-K for the fiscal year ended December 28, 2022 as filed with the SEC is available, without charge, upon written request directed to Denny's Corporation, Investor Relations, at the corporate address set forth in "General – Stockholder Voting – Voting by Proxy" in this Proxy Statement.

DENNY'S CORPORATION
Reconciliation of Net Income (Loss) and Net Cash Provided by (Used in) Operating Activities to Non-GAAP Financial Measures
(Unaudited)

The Company believes that, in addition to U.S. generally accepted accounting principles (GAAP) measures, certain non-GAAP financial measures are appropriate indicators to assist in the evaluation of operating performance and liquidity on a period-to-period basis. The Company uses Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share internally as performance measures for planning purposes, including the preparation of annual operating budgets, and for compensation purposes, including incentive compensation for certain employees. Adjusted EBITDA is also used in the calculation of financial covenant ratios in accordance with the Company's credit facility. Adjusted Free Cash Flow is also used as a non-GAAP liquidity measure by Management to assess the Company's ability to generate cash and plan for future operating and capital actions. Management believes that the presentation of Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share and Adjusted Free Cash Flow provide useful information to investors and analysts about the Company's operating results, financial condition or cash flows. However, each of these non-GAAP financial measures should be considered as a supplement to, not a substitute for, operating income (loss), net income (loss), net income (loss) per share, net cash provided by (used in) operating activities, or other financial performance and liquidity measures prepared in accordance with GAAP.

($ in thousands)	Fiscal Year Ended			
	12/28/2022	12/29/2021	12/30/2020[1]	12/25/2019
Net income (loss)	$ 74,712	$ 78,073	$ (5,116)	$117,410
Provision for (benefit from) income taxes	24,718	26,030	(1,999)	31,789
Operating (gains), losses and other charges, net	(1,005)	(46,105)	1,808	(91,180)
Other nonoperating expense (income), net	(52,585)	(15,176)	(4,171)	(2,763)
Share-based compensation expense	11,400	13,602	7,948	6,694
Deferred compensation plan valuation adjustments	(2,153)	2,089	1,606	2,580
Interest expense, net	13,769	15,148	17,965	18,547
Depreciation and amortization	14,862	15,446	16,161	19,846
Cash payments for restructuring charges and exit costs	(1,067)	(1,767)	(2,981)	(2,581)
Cash payments for share-based compensation	(5,147)	(1,758)	(4,578)	(3,559)
Adjusted EBITDA	$ 77,504	$ 85,582	$26,643	$ 96,783

[1] Includes 53 operating weeks.

DENNY'S CORPORATION
Reconciliation of Net Income (Loss) and Net Cash Provided by (Used in) Operating Activities to Non-GAAP Financial Measures Continued (Unaudited)

($ in thousands)	Fiscal Year Ended			
	12/28/2022	12/29/2021	12/30/2020[1]	12/25/2019
Net cash provided by (used in) operating activities	$ 39,452	$ 76,173	$ (3,137)	$ 43,327
Capital expenditures	(11,844)	(7,355)	(6,962)	(13,975)
Acquisition of real estate and restaurants[2]	(750)	(10,369)	—	(11,320)
Cash payments for restructuring charges and exit costs	(1,067)	(1,767)	(2,981)	(2,581)
Cash payments for share-based compensation	(5,147)	(1,758)	(4,578)	(3,559)
Deferred compensation plan valuation adjustments	(2,153)	2,089	1,606	2,580
Other nonoperating expense (income), net	(52,585)	(15,176)	(4,171)	(2,763)
Gains (losses) on investments	(305)	(21)	123	180
Gains (losses) on early termination of debt and leases	37	523	(224)	4
Amortization of deferred financing costs	(634)	(1,105)	(876)	(608)
Gains (losses) and amortization on interest rate swap derivatives, net	54,989	12,629	2,164	—
Interest expense, net	13,769	15,148	17,965	18,547
Cash interest expense, net[3]	(14,923)	(17,152)	(18,047)	(17,551)
Deferred income tax expense	(14,732)	(14,097)	(3,981)	(16,005)
(Increase) decrease in tax valuation allowance	(546)	5,031	3,041	2,935
Provision for (benefit from) income taxes	24,718	26,030	(1,999)	31,789
Income taxes paid, net	(9,296)	(9,942)	(6)	(24,147)
Changes in operating assets and liabilities, excluding acquisitions and dispositions				
Receivables	5,892	(1,373)	(6,378)	2,030
Inventories	460	3,879	(101)	(1,668)
Other current assets	1,138	(7,454)	3,872	4,108
Other noncurrent assets	2,129	1,881	1,816	4,581
Operating lease assets and liabilities	696	1,521	(844)	601
Accounts payable	(3,918)	(6,608)	10,682	5,170
Accrued payroll	2,850	(3,113)	2,835	3,826
Accrued taxes	81	317	774	2,043
Other accrued liabilities	5,867	(12,684)	5,525	4,144
Other noncurrent liabilities	6,513	5,517	5,510	(1,898)
Adjusted Free Cash Flow	$ 40,691	$ 40,764	$ 1,628	$ 29,790

---

[1] Includes 53 operating weeks.

[2] For the year-to-date period ended December 28, 2022, amount includes cash paid for the acquisition of a Denny's franchise restaurant and excludes capital paid for the acquisition of Keke's.

[3] Includes cash interest expense, net and cash payments of approximately $1.8 million, $3.3 million and $1.9 million for dedesignated interest rate swap derivatives for the years ended December 28,2022, December 29, 2021 and December 30, 2020, respectively.

DENNY'S CORPORATION
Reconciliation of Net Income (Loss) and Net Cash Provided by (Used in) Operating Activities to
Non-GAAP Financial Measures Continued
(Unaudited)

($ in thousands, except per share amounts)	Fiscal Year Ended			
	12/28/2022	12/29/2021	12/30/2020[1]	12/25/2019
Adjusted EBITDA	$ 77,504	$ 85,582	$ 26,643	$ 96,783
Cash interest expense, net[2]	(14,923)	(17,152)	(18,047)	(17,551)
Cash paid for income taxes, net	(9,296)	(9,942)	(6)	(24,147)
Cash paid for capital expenditures, real estate and restaurant[3]	(12,594)	(17,724)	(6,962)	(25,295)
Adjusted Free Cash Flow	$ 40,691	$ 40,764	$ 1,628	$ 29,790
Net income (loss)	$ 74,712	$ 78,073	$ (5,116)	$117,410
(Gains) losses on interest rate swap derivatives	(54,989)	(12,629)	(2,164)	—
Gains on sales of assets and other, net	(3,378)	(47,822)	(4,678)	(93,608)
Impairment charges	963	442	4,083	—
Tax effect[4]	14,294	15,002	706	24,057
Adjusted Net Income (Loss)	$ 31,602	$ 33,066	$ (7,169)	$ 47,859
Diluted weighted-average shares outstanding	60,879	65,573	60,812	61,883
Net Income (Loss) Per Share - Diluted	$ 1.23	$ 1.19	$ (0.08)	$ 1.90
Adjustments Per Share	$ (0.71)	$ (0.69)	$ (0.04)	$ (1.13)
Adjusted Net Income (Loss) Per Share	$ 0.52	$ 0.50	$ (0.12)	$ 0.77

---

[1] Includes 53 operating weeks.

[2] Includes cash interest expense, net and cash payments of approximately $1.8 million, $3.3 million and $1.9 million for dedesignated interest rate swap derivatives for the years ended December 28, 2022, December 29, 2021 and December 30, 2020, respectively.

[3] For the year-to-date period ended December 28, 2022, amount includes cash paid for capital expenditures and the acquisition of a Denny's franchise restaurant, and excludes capital paid for the acquisition of Keke's.

[4] Tax adjustments for years ended December 28, 2022, December 29, 2021, December 30, 2020, and December 25, 2019, reflect an effective rate of 24.9%, 25.0%, 25.6% and 25.7%, respectively.



Notice of Annual Meeting and Proxy Statement

Annual Meeting of Stockholders to be held May 17, 2023